Prospectus
15,900,000 Shares

MARMION INDUSTRIES CORP.

Common Stock

We are registering up to 15,900,000 shares of our common stock for the offer or sale by the selling stockholder named in this prospectus which are issuable upon conversion of the convertible debenture issued to the selling stockholder.

The selling stockholder will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholder.

Our common stock currently trades on the OTC Bulletin Board under the symbol “MMIO.OB.” On April 9, 2007, the last reported sale price of the common stock of the OTC was $0.01 per share.

Investing in our common stock involves risks, and investors should not buy these shares unless they can afford to lose their entire investment. Please see “Risk Factors” beginning on page 5 to read about certain factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 11, 2007

Cautionary Statement Concerning
Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This prospectus and the documents to which we refer you and incorporate into this prospectus by reference contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. These are statements that relate to future periods and include statements regarding our future strategic, operational and financial plans, potential acquisitions, anticipated or projected revenues, expenses and operational growth, markets and potential customers for our products and services, plans related to sales strategies and efforts, the anticipated benefits of our relationships with strategic partners, growth of our competition, our ability to compete, the adequacy of our current facilities and our ability to obtain additional space, use of future earnings, and the feature, benefits and performance of our current and future products and services.

You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” “seek” or “continue” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including those described in this prospectus under the heading “Risk Factors” beginning on page 5. These and other factors may cause our actual results to differ materially from any forward-looking statement. We caution you not to place undue reliance on these forward-looking statements.

We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance. Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. For these statements, we claim the protection of the “bespeaks caution” doctrine. The forward-looking statements speak only as of the date hereof, and we expressly disclaim any obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing.

Factors that may affect forward-looking statements.    A wide range of factors could materially affect future developments and performance of our business. Significant factors affecting specific business operations are identified in connection with the description of these operations and the financial results of these operations incorporated by reference into this prospectus. General factors affecting our operations include:

• Changes in business plans,

• Changes in U.S., global or regional economic conditions,

• Changes in U.S. and global financial and equity markets, including market disruptions and significant interest rate fluctuations.

• Increased competitive pressures,

• Legal developments that may affect our business,

• Technological developments that may affect our business, and

• Changes in government regulations relating to the pharmaceutical industry.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Prospectus Summary Information

Our Company

Our executive offices are located at 9103 Emmott Road, Building 6, Suite A, Houston, Texas, 77040 and telephone number (713) 466-6585. We maintain a website at www.marmionair.com.

The Offering

This offering relates to the offer and sale of 15,900,000 shares of our common stock by the selling stockholder identified in this prospectus. We are initially registering a sufficient number of shares to cover conversions for the expected four “interest only” payments remaining under the convertible debenture issued by us to the selling stockholder in March 2007 which runs through August 2007 (based upon a $.0075 conversion price on the initial issuance date and interest only payments of $29,730.53). We may register additional shares in the future. The selling stockholder will determine when it will sell its shares, and in all cases, will sell its shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholder.

Common stock outstanding before the offering:	57,709,990

Common stock offered by the selling stockholder:	15,900,000

Common stock underlying convertible debenture to be registered:	15,900,000 with a total dollar value of $190,800 at the time the debenture was issued

Common stock outstanding if all stock offered by selling stockholder is sold:	73,609,990

Use of Proceeds of the Offering:	We will not receive any of the proceeds from the sale of the shares by this Offering

OTC Bulletin Board symbol for common stock	“MMIO.OB”

Summary Financial Information

The summary financial information set forth below has been derived from our financial statements for the year ended December 31, 2006 and December 31, 2005 and for the three month periods ended March 31, 2007 and 2006.  You should read this information in conjunction with the financial statements and notes thereto included elsewhere in this prospectus.
Statement of Operations Data:

	Year Ended		Three Months Ended
	December 31,		March 31,
	2006	2005	2007	2006
			(unaudited)	(unaudited)
Revenues	$4,613,282	$2,491,736	$1,627,935	$438,937
Net loss	6,955,365	2,276,487	517,861	932,960
Net loss per share (basic and diluted)	0.35	1.22	0.01	0.17
Weighted average number of shares
Outstanding (basic and diluted)	19,979,947	1,864,016	50,704,434	5,487,303

Balance Sheet Data:

	December 31,	March 31,
	2006	2007
		(unaudited)
Cash	$1,785	$415,649
Working capital deficit	720,574	544,697
Total assets	1,525,603	1,914,504
Total liabilities	2,179,337	2,255,199
Total stockholder’s deficit	653,734	340,695

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this annual report before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks.

RISKS RELATED TO OUR SECURITIES AND THIS REGISTRATION

We have issued a substantial number of securities convertible into shares of our common stock which will result in substantial dilution to the ownership interests of our existing stockholder.

As of April 9, 2007, approximately 440 million shares of our common stock were reserved for issuance upon exercise or conversion of the following securities: (i) 340 million shares representing shares of common stock issuable upon conversion in part of the outstanding convertible debentures issued and issuable pursuant to that Subscription Agreement dated as of March 22, 2007 (without regard to any limitations on conversion); and (ii) 100,000,000 shares of common stock issuable upon exercise of in full of the warrants issued to the holders of the convertible debentures issued pursuant to that Subscription Agreement dated as of March 22, 2007 (without regard to any limitations on exercise). The convertible debentures have a variable conversion price based upon the trading price of our common stock, with a floor conversion of $0.001 per share. If the entire $3 million convertible note was converted at the floor conversion price, we would be obligated to issue 3 billion shares of common stock.

The exercise or conversion of these securities will result in a significant increase in the number of outstanding shares and substantially dilute the ownership interests of our existing shareholders.

Our convertible debentures are convertible into shares of common stock at a discount to market price. Most of these shares are eligible for public resale. The trading price of our common stock and our ability to raise additional financing may be adversely affected by the influx into the market of such a substantial number of shares.

Our outstanding convertible debentures are presently convertible into approximately 400 million shares of common stock at a per share conversion price (based upon a 25% discount to market price at time of conversion) of approximately $0.0075 (based on a April 9, 2007 closing price of 0.01) which is less than the current trading price of our shares. Although many of the shares issuable upon conversion of our convertible warrants are eligible for public resale under Securities and Exchange Commission Rule 144, we have agreed to file a registration statement to cover the public resale of all of these shares. This significant increase in number of shares available for public sale may have a negative impact on the trading price of our shares and substantially dilute the ownership interest of our existing shareholders. In order to raise additional financing we would likely be required to issue additional shares of common stock or securities convertible into common stock at a purchase or conversion price as applicable, on similar terms. To the extent these factors are viewed negatively by the market, it may provide an incentive for persons to execute short sales of our common stock that could adversely affect the trading price of our common stock.

Our recent financing requires a registration statement to become effective within 90 days after the filing deadline of April 16, 2007 and if this fails to happen we will incur liquidated damages.

We recently received financing from an accredited investor pursuant to a Subscription Agreement dated March 22, 2007. Such financing requires us to file a registration statement and have the registration statement declared effective by the SEC within 90 days of the filing deadline of April 16, 2007. If such registration statement is not declared effective by July16, 2007, we begin incurring liquidated damages equal to 2% of the principal of the promissory notes issued for each 30 day period that this registration statement is not declared effective after July 16, 2007.

The conversion price of the debentures based on our recent financing is based on an average of our closing bid price of our intra day trading prices of our common stock over a certain period of time prior to conversion and the decrease of the intra day trading price will result in issuance of a significant increase of shares resulting in dilution to our shareholders.

The conversion price of the debentures in our recent financing is equal to the lesser of (i) .075 and (ii) 75% of the lowest bid price for the Common Stock during the twenty (20) trading day period prior to conversion but in no event shall the conversion price be less than $0.001 per share. The price of our common shares may fluctuate and the lower intra-day trading price in the future, will result in a conversion ratio resulting in issuance of a significant amount of our common shares to the promissory note holders. This will result in our present shareholders being diluted.

Selling shareholders may impact our stock value through the execution of short sales which may decrease the value of our common stock.

Short sales are transactions in which a selling shareholder sells a security it does not own. To complete the transaction, a selling shareholder must borrow the security to make delivery to the buyer. The selling shareholder is then obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be higher or lower than the price at which the security was sold by the selling shareholder. If the underlying security goes down in price between the time the selling shareholder sells our security and buys it back, the selling shareholder will realize a gain on the transaction. Conversely, if the underlying security goes up in price during the period, the selling shareholder will realize a loss on the transaction. The risk of such price increases is the principal risk of engaging in short sales. The selling shareholders in this registration statement could short the stock by borrowing and then selling our securities in the market, and then converting the stock through either the debenture or warrants at a discount to replace the security borrowed. Because the selling shareholders control a large portion of our common stock, the selling shareholders could have a large impact on the value of our stock if they were to engage in short selling of our stock. Such short selling could impact the value of our stock in an extreme and volatile manner to the detriment of other shareholders.

Our common stock is deemed to be a “penny stock” which may make it more difficult for investors to sell their shares due to suitability requirements.

Our common stock is deemed to be a "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

- With a price of less than $5.00 per share;

- That are not traded on a "recognized" national exchange;

- Whose prices are not quoted on the NASDAQ automated quotation system; or

- Of issuers with net tangible assets of less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if issuer has been in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for our shareholders to sell shares to third parties or to otherwise dispose of them. This could cause our share price to decline.

We do not expect to pay dividends for the foreseeable future.

For the foreseeable future, it is anticipated that earnings, if any, that may be generated from our operations will be used to finance our operations and that cash dividends will not be paid to holders of our common stock.

RISKS RELATED TO OUR BUSINESS

As of December 31, 2006, there was substantial doubt about our ability to continue as a going concern.

As of December 31, 2006, our independent public accounting firm issued a “going concern opinion” wherein they stated that the accompanying financial statements were prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses from operations, including a net loss of approximately $7.0 million for the year ended December 31, 2006, and has a substantial working capital deficiency as of December 31, 2006. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

We may not have sufficient funds to operate our business and may not be able to obtain additional financing.

We have recently completed a financing which could ultimately result in $3 million gross proceeds to us. We expect these fund to be sufficient to carry out operations through at least fiscal 2007. However, if unanticipated expenses, problems, and difficulties occur which result in material delays in the development of our products, we will not be able to operate within our budget. If we do not operate within our budget, we will require additional funds to continue our business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy which could seriously harm our business, financial condition, and results of operations. If we need additional funds, we may seek to obtain them primarily through stock or debt financings. Those additional financings could result in dilution to our stockholder.

We may need to raise additional money before we achieve profitability; if we fail to raise additional money, it could be difficult to continue our business.

Based on our current plans, we believe that we have sufficient financial resources to meet our operating expenses and capital requirements for fiscal 2007. If we plan to expand our operations to manufacture and market additional products or services or if we make material acquisitions, we will need to obtain additional funds. We may seek additional funding through public or private financing or through collaborative arrangements with strategic partners.

You should be aware that in the future:

• we may not obtain additional financial resources when necessary or on terms favorable to us, if at all; and

• any available additional financing may not be adequate.

If we cannot raise additional funds when needed, or on acceptable terms, we will not be able to continue to expand our operations or develop and manufacture our products.

Our business can be hurt by an economic downturn.

Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. A decline in economic activity in the United States could materially affect our financial condition and results of operations. Sales in the commercial and industrial new construction markets correlate closely to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates and other macroeconomic factors over which we have no control. In the HVAC business, a decline in economic activity as a result of these cyclical or other factors typically results in a decline in new construction and replacement purchases, which would result in a decrease in our sales volume and profitability.

We may be adversely affected by problems in the availability, or increases in the prices, of raw materials and components.

Problems in the availability, or increases in the prices, of raw materials or components could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties, as well as raw materials such as steel, copper and aluminum. We enter into cancelable contracts on terms from six months to one year for raw materials and components at fixed prices. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit.

We may need to develop manufacturing capacity for our existing and future products, which will increase our expenses.

We have evaluated in the past, and continue to evaluate, the feasibility of acquiring manufacturing capabilities to support the production of our products. These facilities may be required to meet the production capacities required to produce such products for commercial sale at an acceptable cost. We have not manufactured these products in the past. Developing these capabilities and building or purchasing a facility will increase our expenses with no guarantee that we will be able to recover our investment in our manufacturing capabilities.

We depend heavily on key personnel, and loss of the services of one or more of our key executives or a significant portion of any prospective local management personnel could weaken our management team adversely affecting our operations.

Our success largely depends on the skills, experience and efforts of our senior management, particularly our Chief Executive Officer, Wilbert H. Marmion, III. Our operations will also be dependent on the efforts, ability and experience of key members of our prospective local management staff. The loss of services of one or more members of our senior management or of a significant portion of any of our local management staff could weaken significantly our management expertise and our ability to deliver health care services efficiently. We do not maintain key man life insurance policies on any of our officers, although we intend to obtain such insurance policies in the future.

Because stock ownership is concentrated, you and other investors will have minimal influence on stockholder’ decisions.

Assuming that issued and outstanding warrants and options for our common stock have not been exercised, one of our shareholders controls in excess of 90% of our outstanding voting rights as of March 27, 2007. Pursuant to their terms each share of our series A preferred stock is and each share of series B preferred stock are entitled to that number of votes equal to the number of shares of common stock issuable upon conversion of the series A and series B preferred stock held by them. As such, Wilbert Marmion, our sole preferred stockholder, holds voting rights equal to approximately 3.4 billion shares of common stock based on his holdings of series A and series B preferred stock. As a result our executive officers may be able to significantly influence the management of the company and all matters requiring stockholder approval, including the election of directors. Such concentration of ownership may also have the effect of delaying or preventing a change in control of our company.

We rely on a few large customers.

While we consider our relationships with our customers to be satisfactory, given the concentration of our sales to a few key customers, our continued relationships may be subject to the policies and practices of the customers. We continue to concentrate our efforts on expanding our customer base in order to reduce our reliance on our current customers.

We may not be able to compete favorably in the highly competitive HVAC business.

Competition in our various markets could cause us to reduce our prices or lose market share, or could negatively affect our cash flow, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service and price, with the relative importance of these factors varying among our product line. Other factors that affect competition in the HVAC market include the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. Moreover, new product introductions are an important factor in the market categories in which our products compete. Several of our competitors have greater financial and other resources than we have, allowing them to invest in more extensive research and development. We may not be able to compete successfully against current and future competition and current and future competitive pressures faced by us may materially adversely affect our business and results of operations.

Our quarterly results are subject to fluctuation.

Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside our control, including the demand for our services, seasonal trends in purchasing, the amount and timing of capital expenditures; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions, and economic conditions specific to our industry. Our quarterly results may also be significantly impacted by the impact of the accounting treatment of acquisitions, financing transactions or other matters. Particularly at our early stage of development, occurrences such as accounting treatment can have a material impact on the results for any quarter. Due to the foregoing factors, among others, it is likely that our operating results will fall below our expectations or those of investors in some future quarter.

We have no independent directors.

We cannot guarantee that our board of directors will have a majority of independent directors in the future. In the absence of a majority of independent directors, our executive officers, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between us and our stockholder generally and the controlling officers, stockholder or directors.

We have agreed to indemnify our directors and officers.

Our officers and directors are required to exercise good faith and high integrity in our management affairs. Our bylaws and the Nevada Revised Statutes provide, however, that our officers and directors shall have no liability to our stockholder for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated their duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. Our bylaws and the Nevada Revised Statutes also provide for the indemnification by us of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate our business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner that they reasonably believe to be in, or not opposed to, our best interests, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations.

We may not manage growth effectively.

We may experience rapid growth which will place a significant strain on our managerial, operational, and financial systems resources. To accommodate our current size and manage growth, we must continue to implement and improve our financial strength and our operational systems, and expand, train and manage our sales and distribution base. There is no guarantee that we will be able to effectively manage the expansion of our operations, or that our facilities, systems, procedures or controls will be adequate to support our expanded operations. Our inability to effectively manage our future growth would have a material adverse effect on us.

Substantial sales of our stock may impact the market price of our common stock.

Future sales of substantial amounts of our common stock, including shares that we may issue upon exercise of options and warrants, could adversely affect the market price of our common stock. Further, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our stockholder will be reduced and the price of our common stock may fall.

The marketability and profitability of our products is subject to unknown economic conditions.

The marketability and profitability of our products may be adversely affected by local, regional, national and international economic conditions beyond our control and/or the control of our management. Favorable changes may not necessarily enhance the marketability or profitability of the products. Even under the most favorable marketing conditions, there is no guarantee that our products can be sold or, if sold, that such sale will be made upon favorable prices and terms.

Any projections used in this prospectus may not be accurate.

Any and all projections and estimates contained in this annual report or otherwise prepared by us are based on information and assumptions which management believes to be accurate; however, they are mere projections and no assurance can be given that actual performance will match or approximate the projections.

Issuing preferred stock with rights senior to those of our common stock could adversely affect holders of common stock.

Our charter documents give our board of directors the authority to issue series of preferred stock without a vote or action by our stockholder. The board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights. The rights granted to holders of preferred stock may adversely affect the rights of holders of our common stock. For example, a series of preferred stock may be granted the right to receive a liquidation preference - a pre-set distribution in the event of a liquidation - that would reduce the amount available for distribution to holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. As a result, common stockholder could be prevented from participating in transactions that would offer an optimal price for their shares.

Use of Proceeds

We will not receive any proceeds from the resale of our common stock by the selling stockholder.

Dilution

As of December 31, 2006, our total liabilities exceeded our total tangible assets, giving rise to a negative net tangible book value of $653,734. In connection with our issuance of a $3 million convertible debenture, which $750,000 was received in March and the balance $2,250,000 to be received after the filing of this registration statement (See “Description of Securities—Convertible Notes—March 2007 Private Placement”), we will recognize $2.6 million of equity which was allocated as such due to the beneficial conversion feature of the debenture and the 100,000,000 detachable warrants issued in connection therewith. This $2.6 million for the beneficial conversion feature and detachable warrants will be expensed over the term of the debenture, while compensating for the repayment terms of the debenture for the interest expense incurred. You may experience substantial dilution as a result of the March 2007 private placement, as well as if we raise funds through the issuance of additional equity and/or convertible securities.

As a result of the March 2007 private placement, the selling stockholder may convert the shares underlying the debenture and exercise the shares underlying the related warrant, into shares of the our common Stock. As Dutchess converts or exercises such shares into shares of our Common Stock, such conversion or exercise will dilute the current percentage ownership of our existing shareholders. The conversion price of the debenture issued in the March 2007 private placement fluctuates at a substantial percentage discount (25%) to fluctuating market prices with an absolute floor conversion price of $0.001. As a result, the number of shares issuable to the selling stockholder, upon full conversion of the debenture at the floor conversion price (not including interest) would be 3 billion shares and thus the selling stockholder’s potential ownership of our common stock could substantially dilute the current shareholders ownership in the our common stock.

Upon the selling stockholder conversion of the shares underlying the Debenture and the exercise of the related warrant into shares of our common stock, the current shareholders will experience substantial dilution of their current percentage ownership.

The following table shows the combined effect that various declines and increases in the current market price would have with respect to the floating conversion rate of the debenture. The current market price is based on the most recent trading price at April 2, 2007. The second column, pertaining to the debenture conversion price is calculated either at 75% of the decreased or increased current market price, or calculated at the maximum conversion price of $.075 or the floor conversion price of $.001. The number of shares issuable upon conversion of the underlying debentures is based on a principal amount of $3,000,000 of outstanding debentures as of the date of this prospectus, while the number of shares issuable upon exercise of the warrants is 100,000,000, which has an exercise price of $0.015.

	Market Price	Debenture Conversion Price (1)	Shares Issuable upon full conversion of Debenture	Shares issuable upon exercise of warrant	Shares outstanding prior to issuance	Potential total of # of Shares outstanding (2)	Percentage of Potential Ownership of Existing Common Stockholders (2)	Percent of Dilution to Existing Common Stockholder (2)
at 4/2/07	$0.01	0.0075	400,000,000	100,000,000	57,709,990	557,709,990	10.34%	89.65
25% decline in Market Price	$.0075	0.005625	533,333,333	100,000,000	57,709,990	691,043,323	8.4	91.6
50% decline in Market Price	$0.005	0.00375	800,000,000	100,000,000	57,709,990	957,709,990	6.0	94.0
75% decline in Market Price	$0.0025	0.001875	1,600,000,000	100,000,0000	57,709,990	1,757,709,990	3.3	96.7
50% increase in market price	$0.015	.01125	266,666,666	100,000,000	57,709,990	424,376,656	13.5%	86.5
100% increase in market price	$0.02	.015	200,000,000	100,000,000	57,709,990	357,709,990	16.1%	83.9
----------------
(1)
Based on the lesser of (i) $0.075 and (ii) 75% of the lowest bid price for the common stock on the twenty trading days prior to conversion. In no event will the conversion price be below $0.001 per share.

(2)	Assumes full conversion of the debenture and exercise of the warrant.

Market for Common Equity and Related Stockholder Matters

Our common stock trades on the OTC Bulletin Board under the symbol “MMIO.” The following table shows the high and low bid prices for our common stock for each quarter since January 1, 2005 as reported by the OTC Bulletin Board. All share prices have been adjusted to provide for the 1-for-500 reverse stock split which was effected on November 19, 2004, the 1-for-1000 reverse stock split which was effected on March 17, 2005 and the 1 for 100 reverse stock split which was effected on January 26, 2006. We consider our stock to be “thinly traded” and any reported sale prices may not be a true market-based valuation of the stock. Some of the bid quotations from the OTC Bulletin Board set forth below may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

January 1, 2006 to December 31, 2006 (OTC Bulletin Board)	High Bid	Low Bid
First quarter	$0.29	$0.07
Second quarter	0.33	0.07
Third quarter	0.21	0.05
Fourth quarter	0.06	0.01

January 1, 2005 to December 31, 2005 (OTC Bulletin Board)	High Bid	Low Bid
First quarter	$162.50	$0.79
Second quarter	5.90	0.16
Third quarter	3.10	0.29
Fourth quarter	4.90	0.17

As of March 29, 2007, there were approximately 163 record holders of our common stock.

We have not paid any cash dividends since our inception and do not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained to retire debt and for the operation of the business.

Shares eligible for future sale could depress the price of our common stock, thus lowering the value of a buyer’s investment. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares of our common stock.

Our revenues and operating results may fluctuate significantly from quarter to quarter, which can lead to significant volatility in the price and volume of our stock. In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons unrelated or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans. The following provides information concerning compensation plans under which our equity securities are authorized for issuance as of December 31, 2006:

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	--	--	1,015,418,219 (1)
Equity compensation plans not approved by security holders	--	--	--
Total			1,015,418,219 (1)

(1) Represents shares available for issuance under our Stock Plan for the Year 2005 No. 2. We did not issue any options, warrants or securities with vesting provisions or exercise prices in 2006.

RECENT SALES OF UNREGISTERED SECURITIES

In March 2007, we issued a $3,000,000 convertible secured debenture with a related warrant to purchase 100,000,000 shares of our common stock to a single accredited investor. The issuance was exempt under Section 4(2) of the Securities Act. (See “Description of Securities - Convertible Notes - March 2007 Private Placement”)

In November 2006, we issued 2,000,000 shares of our common stock to a single accredited investor for an aggregate purchase price of $50,000. This issuance was exempt under Regulation S.

On September 5, 2006, the holder of all of our series A preferred stock converted 250,000 shares of his series A preferred stock upon which he received 10 million shares of our common stock. The issuance was exempt under Section 3(a)(9) of the Securities Act of 1933, as amended.

In May 2006, our wholly owned subsidiary, Marmion Investments, Inc. amended and restated a  promissory note in the amount of $55,949 (plus $13,653 accrued interest) held by an accredited investor. The amended and restated note is convertible into our common stock at a rate of $.005 per share and is guaranteed by us. This note has been partially converted as of the date of this report. The amendment and restatement of the note and the conversion of the note into common stock were exempt pursuant to Section 3 (a)(9) and 4 (2) of the Securities Act.
In May 2006, our wholly owned subsidiary, Marmion Investments, Inc. amended and restated a promissory note in the amount of $72,788 (plus $17,763 accrued interest) held by an accredited investor. The amended and restated note is convertible into our common stock at a rate of $.005 per share and is guaranteed by us. This note has been partially converted as of the date of this report. The amendment and restatement of the note and the conversion of the note into common stock were exempt pursuant to Section 3 (a)(9) and 4 (2) of the Securities Act.

In March 2006, our wholly owned subsidiary, Marmion Investments, Inc. issued a convertible promissory note in the amount of $24,262.70 (plus $5,802 accrued interest) to a single accredited investor in exchange for cancellation of a note of similar amount. This note is convertible into our common stock at a rate of $.005 per share and is guaranteed by us. This note has been converted in full as of the date of this report.

Plan of Distribution

We are registering 15,900,000 shares of common stock issuable upon conversion of the convertible debenture dated March 22, 2007 to permit resale of the shares of common stock by the holder of the convertible debenture from time to time after the date of this prospectus. Such shares of common stock are not outstanding, but the selling stockholder beneficially owns the underlying shares because the convertible debenture can be converted at the selling stockholder’s election. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholder may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

(1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

(2) the over-the-counter market,

(3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

(4) through the writing of options, whether such options are listed on an options exchange or otherwise, or

(5) through the settlement of short sales.

If the selling stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offers and sells the shares of common stock from time to time pursuant to the prospectus. The selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

The selling stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement estimated to be $41,000 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions, if any. In connection with sales made pursuant to this prospectus, we will indemnify the selling stockholder against liabilities, including some liabilities under the Securities Act, in accordance with the related registration rights agreement or the selling stockholder will be entitled to contribution. We will be indemnified by the selling stockholder against liabilities, including some liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder for use in this prospectus, in accordance with the related registration rights agreement or we will be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Management’s Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes included in this report. This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The statements contained in this report that are not historic in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “estimates,” “believes,” or “plans” or comparable terminology are forward-looking statements based on current expectations and assumptions.

Various risks and uncertainties could cause actual results to differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ from expectations include, but are not limited to, those set forth under the section “Risk Factors” set forth in this report.

The forward-looking events discussed in this annual report, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. For these statements, we claim the protection of the “bespeaks caution” doctrine. All forward-looking statements in this document are based on information currently available to us as of the date of this report, and we assume no obligation to update any forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

General

Beginning in the second quarter of 2004, we have entered the business of manufacturing and marketing of the explosion proof air conditioners, refrigeration systems, chemical filtration systems and building pressurizers. This entry was effected by Mr. Wilbert H. Marmion’s, our key officer and director, contribution to us of his controlling interest in Marmion Investments, Inc., (d/b/a Marmion Air Service), a Texas corporation. The explosion-proof market encompasses industries including: oil and gas exploration and production, chemical plants, granaries and fuel storage depots. We believe there is significant demand for these systems in any area where sensitive computer systems and analysis equipment is located. We also provide residential and commercial HVAC service in Texas, as well as specialty service to Fortune 500 clients.

Our executive offices are located at 9103 Emmott Road, Building 6, Suite A, Houston, Texas, 77040 and telephone number (713) 466-6585. We maintain a website at www.marmionair.com.

Current Business Plan

We manufacture and modify heating, ventilation and air conditioning (HVAC) equipment for the petrochemical industry specifically for hazardous location applications. We custom engineer special systems for strategic industrial environments. Additionally we perform new commercial HVAC construction services currently in the Houston, Texas area.

We currently target refinery and chemical plants service companies that build analyzer shelters, controls centers and computer rooms in corrosive or hazardous locations on our industrial side. Commercially we are emerging into the new HVAC construction market to take advantage of the constant new development taking place in the Houston area.

With the demand for oil and the price constantly in today's market, our position in this industry is poised to take advantage of the increasing boom in petroleum expansion taking place both here in the national market as well as the international markets emerging in Mexico, the Middle East and South America. We foresee the next cycle of renovation and new construction in the commercial market, and population expansion currently taking place in the gulf-coast area to continue long into the future.

In November of 2004 our State of Texas Air Conditioning Contractor’s License for Marmion Air Service (TACLA019367C) was upgraded to ”A” status allows us to sell air conditioners to unlimited tonnages, as opposed to the “B” license which limited us to sell equipment up to 20 tons. In October 2005, we received our Mechanical and Sheet Metal Contractor License in the State of Louisiana (Lic. No. 44001) allowing us to perform projects in that State.

Marmion Industries Corp. began eight years ago as a HVAC company in Beaumont, Texas. We then moved to Houston to take advantage of the accessibility to a larger market in and around the Houston area. Marmion Industries Corp. has always been owned and operated by W. H. Marmion and Ellen Raidl Marmion, who are husband and wife. In the first few years we acquired an agreement with Nextel Corporation to provide service and replacement of HVAC machines across southern Texas. This enabled Marmion to grow at a rapid pace as we completed Nextel's 3-G upgrade in 2000 and generated $1.1 million in gross revenues. In early 2001 Marmion began building industrial grade machines and providing them to petrochemical customers in the Houston area. At that time Nextel began tightening their services budgets due to the low price of their stock and approached us to reduce our pricing to a rate below our cost factor. As a result, we terminated our contract with Nextel and made a strategic decision to concentrate on the Industrial markets and develop our line of explosion-proof machines as our core business. We developed and refined our product line and continued to market to a growing list of customers primarily in the Houston area. Our alliance with a major wall mount air conditioner manufacturer Marvair, a subsidiary of AHI Holding, Inc., allowed us to gain a substantial market share in the industrial market as a reseller of Marvair products to two large national building manufacturers.

We believe that diversification is a key factor to maintain market share in the industrial and commercial markets. Accordingly, in 2004 we began making plans to open a commercial division and hired personnel to bid and supervise commercial projects. We have opened our commercial division and have successfully completed several projects for customers such as Houston Independent School District, City of Clute Texas, State of Texas Parks and Recreation. As of the date of this report, we are currently completing two projects for the Pasadena Independent School District in Pasadena, Texas and midway through two additional projects for the Houston Independent School District. Until 2003 we operated as an S corporation and in 2003 converted to C corp. in anticipation of accessing the public markets to enable us to raise capital to grow our business. Today Marmion has ten full time employees and depending on the commercial projects undertaken as many or more subcontractors to accomplish our business objectives.

One of our challenges continues to be our ability to attract and keep excellent employees to accomplish our business objectives. This challenge is highlighted due to the fact that we do not offer any type of benefits program to our employees. Cash flow has and remains a major challenge due to the fact that we are outgrowing our receivables and increasing our growth rate beyond 30 percent annually. Our customers normally pay on 45 to 60 day intervals and our suppliers bill us on 30 day terms. We need larger facilities and equipment to increase profitability and meet increasing demand and we are currently seeking new facilities and/or property to erect facilities. We have generally outsourced 5% of our manufacturing. In November 2005, we acquired several pieces metal manufacturing equipment which has allowed us to reduce our outsourcing needs. This new equipment will allow us to take on a diversified work load, which could increase our profitability.

Our long-term plans for growth include continued expansion of our industrial base into Louisiana and abroad. We have recently started servicing the commercial market in the Houston area and have obtained the necessary licenses in Louisiana and have begun bidding on commercial projects in that area as well. We believe that, with right personnel and growth capital, we can grow our industrial and commercial division over the next two years.

We have acquired third party certification (ETL Certification) for the wallmount line for our products and have begun the process of getting our hazardous location package units as well as our pressurizers certified as well. These third parties certify our hazardous location equipment, saying it is indeed explosion-proof on our industrial line of equipment which will enable us to bid on new jobs and we believe the certification will allow us to be successful on our bids\. Because of third party certification, we will now be able to be listed as an “approved supplier/provider” for large multi-national petrochemical company’s specifications, as some large oil companies will spec in the company A/C’s they want. Normally they will require a UL/CSA listing or another third party certification from their suppliers/providers This will allow us to increase our profit margin on the certified equipment. We are currently educating engineering companies in Houston of the options now available to them and their customers.

By attracting and keeping better employees and retaining our current ones we believe that we can maintain our current growth rate over the next 3-5 years.

Basis of Presentation
The results of operations set forth below for the (1) years ended December 31, 2006 and 2005 and (ii) three months ended March 31, 2007 and 2006 are those of the continuing operations of Marmion Industries Corp.

The following table sets forth, for the periods indicated, certain selected financial data from continuing operations:

	Year Ended		Three Months Ended
	December 31,		March 31,
	2006	2005	2007	2006
Revenues	$4,613,282	$2,491,736	$1,627,935	$438,937

Cost of Sales	3,721,102	1,982,053	1,371,465	283,416

Gross Margin	892,180	509,683	256,470	155,521

Salaries and employee benefits	551,626	382,920	122,247	160,414

General and administrative	1,447,935(1)	2,352,867(2)	171,504	918,605

Depreciation and amortization	32,912	31,584	7,863	5,519

Loss from Operations	$(1,140,293)	$(2,257,688)	$(45,144)	$(929,017)
______________________________
(1) $893,236 equity based compensation included.
(2) $1,985,043 equity based compensation included.

Comparison of the Three months ended March 31, 2007 and March 31, 2006
Revenues. Our revenues increased to $1,627,935, or an increase of approximately 270%, for the three months ended March 31, 2007, from $438,937 for the three months ended March 31, 2006. The increase is primarily attributable to the award of several large commercial projects.

Cost of Sales. Cost of sales for continued operations increased to $1,371,465, for the three months ended March 31, 2007, from $283,416 for the three months ended March 31, 2006. As a percentage of revenues, cost of sales increased to approximately 84% of revenues for the quarter ended March 31, 2007 versus approximately 65% of revenues for the quarter ended March 31, 2006. The increase in cost of sales as a percentage of revenues resulted primarily due to new quality and purchasing controls, as well as performing more commercial projects which realizes a 7% to 10% margin. We generated a gross margin of $256,470 with a gross profit margin of approximately 16% for the quarter ended March 31, 2007 as compared to $155,521 and 35% for the comparable period in 2006.

Salaries and employee benefits. Salaries and employee benefits decreased to $122,247, or a decrease of approximately 24% for the three months ended March 31, 2007 from $160,414 for the three months ended March 31, 2006. This decrease is attributable primarily to a lack of compensatory stock grants to employees in the three months ended March 31, 2007.

General and administrative. General and administrative expenses decreased to $171,504, or a decrease of approximately 81%, for the three months ended March 31, 2007, from $918,605 for the three months ended March 31, 2006. As a percentage of revenues, general and administrative expenses were approximately 10% for the quarter ended March 31, 2007, as compared to approximately 210% for the comparable period in 2006. The decrease in general and administrative expenses primarily to a lack of compensatory stock grants to consultants in the three months ended March 31, 2007.

Depreciation and Amortization. Depreciation and amortization expense increased to $7,863 for the three months ended March 31, 2007, from $5,519 for the three months ended March 31, 2006. This decrease was primarily due to asset dispositions.

Loss from operations. We had operating loss of $(45,144) for the three months ended March 31, 2007, compared to an operating loss of $(929,017) for the three months ended March 31, 2006. Our operating loss in the three months ended March 31, 2007 compared to large operating losses in the prior year is primarily due to our decreased equity based compensation expenses during the period.

Comparison of the Years ended December 31, 2006 and December 31, 2005

Revenues. Our revenues increased to $4,613,282, an increase of approximately 85%, for the year ended December 31, 2006, from $2,491,736 for the year ended December 31, 2005. This increase is primarily attributable to the award of several large commercial projects.

Cost of Sales. Cost of sales increased to $3,721,102, an increase of approximately 88%, for the year ended December 31, 2006, from $1,982,053 for the year ended December 31, 2005. As a percentage of revenues, cost of sales increased to approximately 81% of revenues for the year ended December 31, 2006, versus approximately 80% of revenues for the year ended December 31, 2005. The increase in cost of sales as a percentage of revenues resulted primarily from new quality and purchasing controls, as well as performing more commercial projects which realizes a 7% to 10% margin. The company generated a gross margin of $892,180, or approximately 19%, for the year ended December 31, 2006, compared to a gross profit margin of $509,683, or approximately 20%, for the year ended December 31, 2005.

Salaries and employee benefits. Salaries and employee benefits increased to $551,626, or an increase of approximately 44% for the year ended December 31, 2006 from $382,920 for the year ended December 31, 2005. This increase is attributable primarily to the hiring of 3 new administrative employees.

General and administrative. General and administrative expenses decreased to $1,447,935 for the year ended December 31, 2006, from $2,352,867 for the year ended December 31, 2005. Included in general and administrative expense is equity based compensation expense of $893,236 and $1,985,043 for the years ended December 31, 2006 and 2005, respectively. As a percentage of revenues, general and administrative expenses were approximately 31% for the year ended December 31, 2006, as compared to approximately 94% for the comparable period in 2005. The decrease in general and administrative expenses primarily results from decreased stock issued to consultants in connection with our research and business development activities, offset by expanding operations requiring additional square footage and normal economic increases.

Depreciation and Amortization. Depreciation and amortization expense increased to $32,912 for the year ended December 31, 2006, from $31,584 for the year ended December 31, 2005.

Loss from operations. We incurred an operating loss of $1,140,293 for the year ended December 31, 2006, compared to an operating loss of $2,257,688 for the year ended December 31, 2005. The company had lower operating losses in the year ended December 31, 2006 compared to the prior year primarily because of a decrease in administrative expenses, and equity based compensation.

Liquidity and Capital Resources

We have financed our operations, acquisitions, debt service, and capital requirements through cash flows generated from operations, debt financing, and issuance of securities. Our working capital deficit at March 31, 2007 was $544,697 and at December 31, 2006 was $720,574. We had cash of $415,649 at March 31, 2007 and $1,785 at December 31, 2006.

Our operating activities used $147,286 in cash for the three months ended March 31, 2007 and $316,343 in cash for the year ended December 31, 2006.

Net cash flows used by investing activities was $2,436 for the three months ended March 31, 2007 and $8,712 for the year ended December 31, 2006

Net cash flows provided by financing activities was $563,406 for the three months ended March 31, 2007 and $304,066 for the year ended December 31, 2006.

We have recently completed a financing (See March 2007 Private Offering below) through our sale of convertible promissory notes and related warrants. Pursuant to such offering, we have received gross proceeds of $3,000,000. We expect these proceeds to be sufficient to fund our operations through December 2007. In the event we seek to expand our operations or launch new products for sale into the marketplace, or in the event we seek to acquire a company or business or business opportunity, or in the event that our cash flows from operations are insufficient to fund our operations, working capital requirements, and debt service requirements, we would need to finance our operations through additional debt or equity financing, in the form of a private placement or a public offering, a strategic alliance, or a joint venture. Such additional financing, alliances, or joint venture opportunities might not be available to us, when and if needed, on acceptable terms or at all. If we are unable to obtain additional financing in sufficient amounts or on acceptable terms under such circumstances, our operating results and prospects could be adversely affected. In addition, any debt financings or significant capital expenditures require the written consent of our lender under the March private placement.

Our working capital is not sufficient to meet our obligations. These factors raise substantial doubt about our ability to continue as a going concern.

March 2007 Private Placement

On March 22, 2007, we entered into a Subscription Agreement with a single accredited investor pursuant to which we agreed to issue up to $3,000,000 of principal amount of convertible debentures and warrants to purchase 100,000,000 shares of our common stock (the “Purchase Agreement”). The convertible debenture has a 5 year term and bears interest at twelve percent (12%). We are required to make “interest only” payments for the first six months following issuance. As of the date of this prospectus, the first 3 interest only payments have been made in cash. Beginning on the 7th month following issuance, we are required to make amortizing payments of principal plus interest in the amount equal to $224,375.41. If a registration statement is effective, this amount can be satisfied by conversion of the debenture. The notes are convertible into our common stock pursuant to a “variable conversion price” equal to the lesser of $0.075 and 75% of the lowest bid price for our common stock during the 20 trading day period prior to conversion; provided, however, upon an event of default (as defined) this conversion price will be reduced to the lesser of the then current conversion price and 50% of the lowest bid price for the 15 trading days prior to conversion. In no event shall the conversion price be less than $0.001 per share. In addition, upon an event of default (as defined) the holder can exercise its right to increase the face amount of the debenture by 10% for the first default and by 10% for each subsequent event of default. In addition, the Holder may elect to increase the face amount by 2.5% per month paid as liquidated damages. The maximum amount that the face amount may be increased by holder for all defaults under the note and any other transaction document is 30%, The debenture is secured by a 1st lien on our assets, a guaranty by our subsidiary and a pledge of 4 million shares of Mr. Marmion’s series B preferred stock

Under the terms of the debenture and the related warrants, the debenture and the warrants are convertible/exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of the note or unexercised portions of the warrants) would not exceed 4.99% of our then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended

Subject to certain terms and conditions set forth therein, the debenture is redeemable by us at a rate of 125% of the outstanding principal amount of the notes plus interest. In addition, so long as the average daily price of our common stock is below the “initial market price” (as defined) we may prepay such monthly portion due on the outstanding notes and the investors agree that no conversions will take place during such month where this option is exercised by us.

The debenture was issued with warrants to purchase up to 100,000,000 shares of our common stock at an exercise price of $0.015 per share, subject to adjustment. To the extent that the shares of common stock underlying the warrant of not registered for resale, the warrant holder may designate a "cashless exercise option." This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be determined by a formula based on the total number of shares to which the warrant holder is entitled, the current market value of the common stock and the applicable exercise price of the warrant.

We agreed to register the secondary offering and resale of the shares issuable upon conversion of the debenture and the shares issuable upon exercise of the warrants by April 16, 2007. Such registration statement was initially filed on April 11, 2007.

We relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, for the offer and sale of the debenture and the warrants.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Future events, however, may differ markedly from our current expectations and assumptions. While there are a number of significant accounting policies affecting our consolidated financial statements, we believe the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Earnings are charged with a provision for doubtful accounts based on a current review of collectibility of accounts receivable. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. The allowance for doubtful accounts at December 31, 2006 and December 31, 2005 was $88,463 and $24,914, respectively. Management considers this allowance adequate to cover probable future losses due to uncollectible trade receivables.

REVENUE RECOGNITION

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. These criteria are generally met at the time product is shipped or services are performed. Shipping and handling costs are included in cost of goods sold.

The Company from time to time may enter into a long term construction project, which such services may be performed over a few months. The Company records such revenues from long term contracts on a percentage of completion basis. At each report date an evaluation is made to determine if there is a loss contingency to record for such long term contracts. There were no such long term contracts outstanding as at December 31, 2005. At December 31, 2006, there were six long term contracts outstanding. The Company recorded $27,836 and $198,552 in costs and estimated earnings in excess of billings, and billings in excess of costs and estimated earnings, respectively, at December 31, 2006 in regard to these contracts.

STOCK-BASED COMPENSATION

In December 2002, the FASB issued SFAS No. 148 - Accounting for Stock-Based Compensation -Transition and Disclosure. This statement amends SFAS No. 123 - Accounting for Stock-Based Compensation, providing alternative methods of voluntarily transitioning to the fair market value based method of accounting for stock based employee compensation. SFAS 148 also requires disclosure of the method used to account for stock-based employee compensation and the effect of the method in both the annual and interim financial statements. The provisions of this statement related to transition methods are effective for fiscal years ending after December 15, 2002, while provisions related to disclosure requirements are effective in financial reports for interim periods beginning after December 31, 2002.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under certain employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No.123R will require the Company to expense SBP awards with compensation cost for SBP transactions measured at fair value. The FASB originally stated a preference for a lattice model because it believed that a lattice model more fully captures the unique characteristics of employee stock options in the estimate of fair value, as compared to the Black-Scholes model which the Company currently uses for its footnote disclosure. The FASB decided to remove its explicit preference for a lattice model and not require a particular valuation methodology. SFAS No. 123R requires us to adopt the new accounting provisions beginning in our first quarter of 2006. We do not expect a material impact on our consolidated results of operations, as we do not intend to issue employee stock options in the near future.

ACCOUNTING FOR INCOME TAXES

As part of the process of preparing our financial statements we are required to estimate our income taxes. Management judgment is required in determining a provision of our deferred tax asset. We recorded a valuation for the full-deferred tax asset from our net operating losses carried forward due to the Company not demonstrating any consistent profitable operations. In the event that the actual results differ from these estimates or we adjust these estimates in future periods we may need to adjust such valuation recorded.

GOING CONCERN

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern. The Company has had negative working capital for each of the least two years ended December 31, 2006 and 2005. The Company has incurred significant losses for these years and has a negative working capital position. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2006, the FASB issued FASB Statement No. 155, which is an amendment of FASB Statements No. 133 and 140. This Statement; a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strip and principal-only strip are not subject to the requirements of Statement 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

In March 2006, the FASB issued FASB Statement No. 156, which amends FASB Statement No. 140. This Statement establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Statement clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

In September 2006, the FASB issued FASB Statement No. 157. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practices. This Statement is effective for financial statements for fiscal years beginning after November 15, 2007. Earlier application is permitted provided that the reporting entity has not yet issued financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (SFAS 159). This Statement provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS 159 will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for fiscal years beginning after November 15, 2007, which for us is the first quarter of fiscal 2009. We do not believe that the adoption of SFAS 159 will have a material impact on our results of operations or financial condition.

Insider and Affiliate Loans

We received advances from our controlling stockholder during fiscal 2006 totaling $322,412. Total advances from this stockholder aggregate $524,056 as of December 31, 2006. The advances are unsecured and payable upon demand. Interest on these advances is being accrued at 6% per annum and accrued interest on these advances totals $29,605 as of December 31, 2006.

Off-Balance Sheet Arrangements

None.

Business

Our Company

We manufacture and market explosion-proof air conditioners, refrigeration systems, chemical filtration systems and building pressurizers as well as provide air conditional and services for the commercial sector. Our executive office is located at 9103 Emmott Road, Building 6, Suite A, Houston, Texas, 77040, telephone number (713) 466-6585. We maintain a website at www.marmionair.com

Our Business

Corporate History

We were formed in Florida on September 5, 1996 under the name Fairbanks, Inc. On April 18, 1997, we changed our name to Jet Vacation, Inc. On May 11, 1998 we changed our name to Precom Technology, Inc. On October 12, 2002 we again changed our name, this time to International Trust & Financial Systems, Inc. Prior to 2002, we were a blind pool whose sole business plan and direction was to identify and merge with an operating business. During 2002 we entered into two separate transactions to acquire operating businesses. Both acquisitions proved not to be profitable and were terminated. During 2002 and 2003, we continued our efforts to identify and merge with an operating business and entered into several agreements and transactions to accomplish that goal.

On May 20, 2004, Wilbert H. Marmion, III our President and Chief Executive Officer, contributed all of his shares of common stock in Marmion Investments, Inc., a Texas corporation d/b/a Marmion Air Service, to us as a contribution to our capital. The shares contributed to us by Wilbert H. Marmion constitute one hundred percent of the issued and outstanding shares in Marmion Investments, Inc. As a result of the capital contribution by Mr. Marmion, Marmion Investments, Inc. became our wholly-owned subsidiary.

In July of 2004, we completed a merger and change of our domicile from Florida to Nevada. We also changed our name from "International Trust and Financial Systems" to "Marmion Industries Corp.”

Current Business Plan

We manufacture and modify heating, ventilation and air conditioning (HVAC) equipment for the petrochemical industry specifically for hazardous location applications. We custom engineer special systems for strategic industrial environments. Additionally we perform new commercial HVAC construction services currently in the Houston, Texas area.

We currently target refinery and chemical plants service companies that build analyzer shelters, controls centers and computer rooms in corrosive or hazardous locations on our industrial side. Commercially we are emerging into the new HVAC construction market to take advantage of the constant new development taking place in the Houston area.

With the demand for oil and the price constantly in today's market, our position in this industry is poised to take advantage of the increasing boom in petroleum expansion taking place both here in the national market as well as the international markets emerging in Mexico, the Middle East and South America. We foresee the next cycle of renovation and new construction in the commercial market, and population expansion currently taking place in the gulf-coast area to continue long into the future.

In November of 2004 our State of Texas Air Conditioning Contractor’s License for Marmion Air Service (TACLA019367C) was upgraded to ”A” status allows us to sell air conditioners to unlimited tonnages, as opposed to the “B” license which limited us to sell equipment up to 20 tons. In October 2005, we received our Mechanical and Sheet Metal Contractor License in the State of Louisiana (Lic. No. 44001) allowing us to perform projects in that State.

Marmion Industries Corp. began eight years ago as a HVAC company in Beaumont, Texas. We then moved to Houston to take advantage of the accessibility to a larger market in and around the Houston area. Marmion Industries Corp. has always been owned and operated by W. H. Marmion and Ellen Raidl Marmion, who are husband and wife. In the first few years we acquired an agreement with Nextel Corporation to provide service and replacement of HVAC machines across southern Texas. This enabled Marmion to grow at a rapid pace as we completed Nextel's 3-G upgrade in 2000 and generated $1.1 million in gross revenues. In early 2001 Marmion began building industrial grade machines and providing them to petrochemical customers in the Houston area. At that time Nextel began tightening their services budgets due to the low price of their stock and approached us to reduce our pricing to a rate below our cost factor. As a result, we terminated our contract with Nextel and made a strategic decision to concentrate on the Industrial markets and develop our line of explosion-proof machines as our core business. We developed and refined our product line and continued to market to a growing list of customers primarily in the Houston area. Our alliance with a major wall mount air conditioner manufacturer Marvair, a subsidiary of AHI Holding, Inc., allowed us to gain a substantial market share in the industrial market as a reseller of Marvair products to two large national building manufacturers.

We believe that diversification is a key factor to maintain market share in the industrial and commercial markets. Accordingly, in 2004 we began making plans to open a commercial division and hired personnel to bid and supervise commercial projects. We have opened our commercial division and have successfully completed several projects for customers such as Houston Independent School District, City of Clute Texas, State of Texas Parks and Recreation. As of the date of this report, we are currently completing two projects for the Pasadena Independent School District in Pasadena, Texas and midway through two additional projects for the Houston Independent School District. Until 2003 we operated as an S corporation and in 2003 converted to C corp. in anticipation of accessing the public markets to enable us to raise capital to grow our business. Today Marmion has ten full time employees and depending on the commercial projects undertaken as many or more subcontractors to accomplish our business objectives.

One of our challenges continues to be our ability to attract and keep excellent employees to accomplish our business objectives. This challenge is highlighted due to the fact that we do not offer any type of benefits program to our employees. Cash flow has and remains a major challenge due to the fact that we are outgrowing our receivables and increasing our growth rate beyond 30 percent annually. Our customers normally pay on 45 to 60 day intervals and our suppliers bill us on 30 day terms. We need larger facilities and equipment to increase profitability and meet increasing demand and we are currently seeking new facilities and/or property to erect facilities. We have generally outsourced 5% of our manufacturing. In November 2005, we acquired several pieces metal manufacturing equipment which has allowed us to reduce our outsourcing needs. This new equipment will allow us to take on a diversified work load, which could increase our profitability.

Our long-term plans for growth include continued expansion of our industrial base into Louisiana and abroad. We have recently started servicing the commercial market in the Houston area and have obtained the necessary licenses in Louisiana and have begun bidding on commercial projects in that area as well. We believe that, with right personnel and growth capital, we can grow our industrial and commercial division over the next two years.

We have acquired third party certification (ETL Certification) for the wallmount line for our products and have begun the process of getting our hazardous location package units as well as our pressurizers certified as well. These third parties certify our hazardous location equipment, saying it is indeed explosion-proof on our industrial line of equipment which will enable us to bid on new jobs and we believe the certification will allow us to be successful on our bids. Because of third party certification, we will now be able to be listed as an “approved supplier/provider” for large multi-national petrochemical company’s specifications, as some large oil companies will spec in the company A/C’s they want. Normally they will require a UL/CSA listing or another third party certification from their suppliers/providers This will allow us to increase our profit margin on the certified equipment. We are currently educating engineering companies in Houston of the options now available to them and their customers.

By attracting and keeping better employees and retaining our current ones we believe that we can maintain our current growth rate over the next 3-5 years.

Competition

As of December 31, 2006, we had four primary competitors to Marmion within the industry. All of these competitors are substantially larger and have greater resources than us. In the custom market, the Company competes with many larger and smaller manufacturers. We compete on the basis of total value, quality, function, serviceability, efficiency, availability of product, product line recognition and acceptability of sales outlet. However, in new construction where the contractor is the purchasing decision maker, we are often is at a competitive disadvantage on sales of its products because of the emphasis placed on initial cost; whereas, in the replacement market and other owner-controlled purchases, we have a better chance of getting the business since quality and long-term cost are generally taken into account.

Major Customers

Our three largest customer last year accounted for almost 70% of total sales in 2006, with our largest customer accounting for 34% of total sales. In order to diversify its customer base, we have added to and/or upgraded its sales representation in various markets. The loss of a significant portion of sales to any of these customers could have a material adverse effect on our financial condition. In addition, many of the arrangements that we have with such customers are by purchase order and terminable at will at the option of either party. A significant decrease or interruption in businesses of any of our significant customers could have a material adverse effect on our financial position, results of operations or liquidity.

Sources and Availability of Raw Materials

The most important materials purchased by us are steel, copper and aluminum, which are obtained from domestic suppliers. We also purchase from other domestic manufacturers certain components, including compressors, electric motors and electrical controls used in its products. We endeavor to obtain the lowest possible cost in its purchases of raw materials and components, consistent with meeting specified quality standards. We are not dependent upon any one source for its raw materials or the major components of its manufactured products. We reduced our reliance on our largest vendor to 24% from 50% in 2005. By having multiple suppliers, we believe that we will have adequate sources of supplies to meet its manufacturing requirements for the foreseeable future.

We attempt to limit the impact of increases in raw materials and purchased component prices on its profit margins by negotiating with each of its major suppliers on a term basis from six months to one year. However, in each of the last three years cost increases in basic commodities, such as steel, copper and aluminum, severely impacted profit margins.

Employees

We have 10 full-time employees as of March 27, 2007. As we grow, we will need to attract an unknown number of additional qualified employees. Although we have experienced no work stoppages and believe our relationships with our employees are good, we could be unsuccessful in attracting and retaining the persons needed. None of our employees are currently represented by a labor union.

Our Properties

Our principal offices are located at 9103 Emmott Road, Building 6, Suite A, Houston Texas 77040. We lease our offices and warehouse facilities under three operating lease which all expire on May 31, 2007. The monthly cost of the lease is $4,075.00. We are currently seeking new facilities and/or properties to erect new facilities.

Legal Proceedings

None

Management

Executive Officer and Directors

Our executive officers and directors, the positions held by them, and their ages are as follows:

Name	Age	Position

Wilbert H. Marmion, III	49	Director, Chief Executive Officer

Ellen Raidl	40	Director, Secretary, Treasurer

Wilbert H. Marmion has served as our President , Chief Executive Officer and as a director since January 2004. Mr. Marmion founded Marmion Air Service, our wholly owned subsidiary in 1998 and has served as its president since that time. Mr. Marmion also serves as Vice President of Mar-Len Distributing, a privately held corporation. Mr. Marmion is married to Ellen Raidl, our Secretary, Treasurer and director.

Ellen Raidl has served as our Secretary, Treasurer and director since January 2004. Previously, Ms. Raidl worked in multi family property management, most recently with Hanover Company in Houston, Texas. Ms. Raidl currently serves as the President of Mar-Len Distributing, a privately held corporation. Ms. Raidl is married to Wilbert H. Marmion, our President, Chief Executive Officer and director.

Audit Committee

We do not have a separately designated audit committee at this time. The entire board of directors is acting as our audit committee as specified in Section 3(a)(58)(B) of the Securities Exchange Act of 1934, as amended.

Board of Directors

Each director holds office until his successor is elected and qualified or until his earlier termination in the manner provided in our Bylaws. The officers serve at the discretion of the Board.

Executive Compensation

The following table sets forth the cash compensation paid to our President Chief Executive Officer, the principal executive officer for services rendered during the fiscal years ended December 31, 2006 and 2005. No other employee or executive officer had total compensation in excess of $100,000 during the fiscal years ended December 31, 2006 and 2005.

SUMMARY COMPENSATION TABLE
Name and Position	Year	Salary	Stock Awards	Total

Wilbert H. Marmion, III	2006	$120,000	-0-	$120,000
President Chief Executive Officer	2005	$120,000	$6.,000(1)	$126,000
and Director

(1)	Based on 30,000,000 shares of Series B Preferred Stock granted to Mr. Marmion in 2005.

Stock Option Grants
No stock options, warrants or stock appreciation rights were issued to any executive officers or other employees in fiscal 2006. There are no unexercised options, unvested stock awards or equity incentive plan awards for any executive officers in 2006 or 2005

Director Compensation

Directors who are also employees are not entitled to receive any compensation for their services as directors. We currently have only 1 director who is also an employee.

Employment Agreements

None.

Confidentiality Agreements

None.

Indemnification of Directors

Under our Bylaws, we may indemnify an officer or director who is made a party to a proceeding, including any lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is being indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may also be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. Chapter 78 of the Nevada Revised Statutes grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law.

The indemnification provisions in the Bylaws may be sufficiently broad to permit indemnification of our officers and directors for liabilities arising under the Securities Act. However, we are aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and therefore unenforceable.

Certain Relationships and Related Transactions

On May 20, 2004, Wilbert H. Marmion, III, our President and Chief Executive Officer, contributed all of his shares of common stock in Marmion Investments, Inc., a Texas corporation d/b/a Marmion Air Service, to us as a contribution to our capital. The shares contributed to us by Wilbert H. Marmion constitute one hundred percent of the issued and outstanding shares in Marmion Investments, Inc.

From December 2003 through May 2004, a corporation controlled by the sister-in-law of our majority stockholder advanced $500,000 to Marmion Investments, Inc, our wholly owned subsidiary. These advances were evidenced by 6% promissory notes. As of December 31, 2005, the principal amount due on this note was $153,000, with accrued interest of $34,293 (the “SAS Note”). During fiscal 2006, this note was sold (in 3 separate tranches) to an unrelated third party.

To date, our wholly owned subsidiary Marmion Investments, Inc. has received net advances from its majority stockholder and our President of $201,645. These advances are evidenced by 10% demand notes

We received advances from our controlling stockholder during fiscal 2006 totaling $322,412. Total advances from this stockholder aggregate $524,056 as of December 31, 2006. The advances are unsecured and payable upon demand. Interest on these advances is being accrued at 6% per annum and accrued interest on these advances totals $29,605 as of December 31, 2006.

Principal Stockholder and Beneficial Owners and Management.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 9, 2007 by the following persons:

• each person who is known to be the beneficial owner of more than five percent (5%) of our issued and outstanding shares of common stock;
• each of our directors and executive officers; and
• all of our directors and executive officers as a group.

The following table assumes that there are 57,709,990 common shares issued and outstanding immediately before this offering. Except as set forth in the footnotes to the table, the persons names in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. A person is considered the beneficial owner of any securities as of a given date that can be acquired within 60 days of such date through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are considered outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not considered outstanding for computing the ownership percentage of any other person.

Name And Address (1)	Number Of Shares Beneficially Owned	Percentage Owned

Wilbert H. Marmion, III	3,390,000,100 (2)	>90%
Ellen Raidl	0	*
All directors and officers as a group (2 persons)	3,390,000,100	>90%
----------------------------------------------
* Less than 1% of the outstanding shares of common stock.

(1)	Unless otherwise noted, the address for each person is 9103 Emmott Road, Building 6, Suite A.

(2)
Includes (i) 380,000,000 shares of common stock issuable upon conversion of 9,500,000 shares of series A preferred stock and (ii) 3,000,000,000 issuable upon conversion of 30,000,000 shares of series B preferred stock. By their terms, the series A and series B preferred stock convert into more shares of common stock than we have authorized.

There are no arrangements, known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of Marmion Industries Corp. There are no arrangements or understandings among members of both the former and the new control groups and their associates with respect to election of directors or other matters.

Selling Security Holders

This prospectus relates to the offer and sale of shares of our common stock by the selling stockholder identified below. Except as indicated below, none of the selling stockholder are or have been affiliates of ours.

The selling stockholder will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares sold by the selling stockholder. We intend to repay the convertible note through a combination of cash payments and through issuance of common stock upon conversion and we do not expect to, and based upon current facts and assumptions reasonably believe that we will not, default on our obligations thereunder. The selling stockholder does not have an existing short position in our securities. In addition, the selling stockholder has agreed, during the period in which the convertible debenture is outstanding, not to short our securities.

The shares of common stock being offered by the selling stockholder are issuable upon conversion of our convertible promissory notes issued pursuant to that Subscription Agreement dated as of March 22, 2007. For additional information regarding the convertible debenture, see “Description of Securities—Convertible Notes.” We are registering the shares in order to permit the selling stockholder to offer the shares of common stock for resale from time to time.

The following table sets forth (i) the names of the selling stockholder, (ii) the number of shares of common stock owned beneficially by each of them as of April 9, 2007, (iii) the number of shares which may be offered pursuant to this prospectus and (iv) the number of shares and percentage of class to be owned by the selling stockholder after this offering. The selling stockholder may sell all, some or none of their shares in this offering. See "Plan of Distribution." Pursuant to various agreements with the selling stockholder, we have filed a registration statement, of which this prospectus forms a part, in order to permit such stockholder to resell to the public their shares of common stock as specifically set forth below. The following information is based upon information provided by the selling stockholder. Except as otherwise set forth in the footnotes to the table, none of the selling stockholder has held any position or office or has had any other material relationship with us or any of our affiliates within the past three years other than as a result of his or her ownership of shares of equity securities. Because the selling stockholder may offer all, some or none of their common stock, no definitive estimate as to the number of shares that will be held by the selling stockholder after this offering can be provided.

Except as set forth in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. A person is considered the beneficial owner of any securities as of a given date that can be acquired within 60 days of such date through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are considered outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not considered outstanding for computing the ownership percentage of any other person.

Because of adjustments to and variations in the conversion price of the convertible promissory notes, the number of shares that will actually be issued upon conversion of the notes may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Under the terms of the convertible debenture, the selling stockholder may not convert the convertible debenture to the extent such conversion or exercise would cause the selling stockholder, together with its affiliates, to have acquired a number of shares of common stock which would exceed 4.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible promissory notes which have not been converted and upon exercise of the warrants issued in connection therewith which have not been exercised. The number of shares in the second column reflects this limitation.

The "Common Shares Beneficially Owned after Offering" column assumes the sale of all shares offered by the selling stockholder set forth below. The "Percentage of Common Shares Beneficially Owned after Offering" column is based on 57,709,990 shares of common stock outstanding as of April 9, 2007.

	Shares Beneficially Owned Prior to Offering
Name	Number of Shares Owned	Number of Shares Offered (1)	Shares Beneficially Owned After Offering (2)	Percentage of Class Owned After Offering (2)
Dutchess Private Equities Fund Ltd.	2,879,728	15,900,000	-0-	*
50 Commonwealth Avenue
Boston, MA 02116 (3)

TOTAL
______________________
* Less than one percent (1%).

(1)	Represents 15,900,00 shares of common stock issuable upon conversion of a $3,000,000 convertible debenture.
(2)	Assumes all of the offered shares are sold.
(3)
Dutchess Private Equities Fund Ltd. is a private investment fund that is owned by its investors and managed by its directors, Douglas Leighton and Michael Novielli, who share dispositive and voting power of the shares listed above.

The table below shows the relationship between shares of our common stock held by persons other than the selling stockholder versus the shares registered by the selling stockholder on this and other registration statements, including shares sold under this and other registration statements:

Shares held by persons other than the selling stockholder prior to the March 2007 private placement	Number of shares registered for resale by the selling stockholder or its affiliates in prior registration statements (1)	Shares registered for resale by the selling stockholder or its affiliates that continue to be held by the selling stockholder or its affiliates (1)	Shares that have been sold in registered or affiliates of the selling stockholder (1)	Shares registered for resale on behalf of the selling stockholder in this prospectus (1)
57,709,990	0	0	0	15,900,000

(1) The March 2007 Private Placement is the first transaction between us and the selling stockholder. The 15,900,000 shares being registered for resale pursuant to this prospectus represent the only shares we have registered for, or on behalf of, the selling stockholder.

` The following table sets forth the total profit or loss the selling stockholder could have realized as a result of the discount for the securities underlying the convertible promissory debenture issued in the March 2007 Private Placement assuming the selling stockholder converted the convertible note in full and sold the common stock on the date such debenture was issued. The purpose of this table is to illustrate potential profit or losses. At the time the convertible debenture was issued, the underlying shares of common stock were not registered. Therefore the selling stockholder could not actually have sold the shares at the time the convertible debenture was issued:

Date of Issuance	Market price per share of common stock on date of issuance	Conversion price per share on date of debenture issuance	Amount of shares of common stock underlying debenture	Combined market price of the total number of shares underlying the debenture	Total possible shares selling stockholder may receive and the combined conversion price of the total number of shares underlying the debenture	Total discount to the market price as of the date of the issuance of the debenture
3/22/2007	$0.012	.0075 (1)	400,000,000	$4,800,000 (2)	$3,000,000 (3)	$1,800,000 (4)

(1)
The debenture has a variable conversion price equal to the lesser of .075 and 75% of the lowest bid price for our common stock during the 20 trading period immediately preceding conversion. The lowest closing bid price during the 20 trading days preceding March 22, 2007 was $0.01 (February 22).

(2)	Calculated using the market price per share of common stock on the date of issuance multiplied by the amount of shares of common stock underlying the debenture.
(3)	Calculated by using the conversion price on the date of issuance multiplied by the total possible number of shares the selling stockholder could have received.
(4)	Calculated by subtracting the total conversion price on the date of issuance of the debenture from the combined market price of the total number of shares underlying the debenture on that date.

The following table sets forth the total profit or loss the selling stockholder could have realized as a result of the discount for the securities underlying the warrants issued in the March 2007 Private Placement assuming the selling stockholder exercised the warrants in full and sold the common stock on the date such warrant was issued. The purpose of this table is to illustrate potential profit or losses. At the time the warrants were issued, the underlying shares of common stock were not registered. Therefore the selling stockholder could not actually have sold the shares at the time the warrants were issued:

Date of Issuance	Market price per share of common stock on date of issuance	Exercise price per share on date of note issuance	Amount of shares of common stock underlying warrant	Combined market price of the total number of shares underlying the warrant	Total possible shares selling stockholder may receive and the combined exercise price of the total number of shares underlying the warrant	Total discount to the market price as of the date of the issuance of the warrant
3/22/2007	$0.012	.015	100,000,000	$1,200,000 (1)	$1,500,000 (2)	No discount ($300,000) (3)

(1)	Calculated using the market price per share of common stock on the date of the issuance multiplied by the amount of shares of common stock underlying the warrant.
(2)	Calculated by using the exercise price on the date of issuance multiplied by the total possible number of shares the selling stockholder could have received.
(3)	Calculated by subtracting the total exercise price on the date of issuance of the warrant from the combined market price of the total number of shares underlying the warrant on that date.

Description of Securities

Common Stock

We are authorized to issued 500,000,000 shares of common stock, of which, as of the date of this prospectus, 57,709,990 shares were issued, outstanding, and held by approximately 163 record holders. Each holder of common stock is entitled to one vote per share on all matters voted on generally by the stockholder, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of preferred stock, the holders of the shares possess all voting power. Our charter does not provide for cumulative voting for the election of directors. As a result, under Nevada Law, the holders of more than one-half of the outstanding shares of common stock generally will be able to elect all of our directors then standing for election and holders of the remaining shares will not be able to elect any director. Subject to any preferential rights of any series of preferred stock, holders of shares of common stock will be entitled to receive dividends on the stock out of assets legally available for distribution when, as and if authorized and declared by our Board of Directors. The payment of dividends on the common stock will be a business decision to be made by our Board of Directors from time to time based upon results of our operations and our financial condition and any other factors as our Board of Directors considers relevant. Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time. Any material contractual restrictions on dividend payments will be described in the applicable prospectus supplement. Subject to any preferential rights of any series of preferred stock, holders of shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholder in the event of our liquidation, dissolution or winding up. Holders of common stock have no preferential, preemptive, conversion or exchange rights.

Preferred Stock

Pursuant to our certificate of incorporation, the board of directors has the authority, without further action by our stockholder, to issue up to 500,000,000 shares of preferred stock. The board of directors may issue this stock in one or more series and may fix the rights, preferences, privileges and restrictions of this stock. Some of the rights and preferences that the board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series or the designation of such series. Any or all of the rights and preferences selected by the board of directors may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that stockholder will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control of Marmion.

We currently have designated two series of preferred stock, a summary of the terms of which are set forth below. While we have no present intention to issue shares of any additional series of preferred stock, any such issuance could dilute the equity of the outstanding shares of common stock and could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, such preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the common stock.

Series A Preferred Stock

10,000,000 shares of our preferred stock have been designated as series A preferred stock. As of March 31, 2007, we had outstanding 9,500,000 shares of series A preferred stock. Each share of series A preferred stock is convertible into 40 shares of our common stock.

The holders of the series A preferred stock are entitled to receive dividends if and as when declared by the board of directors. The holders of the series A preferred stock have voting rights on all matters submitted to holders of our common stock. Each holder of series A preferred stock is entitled to that number of votes on such matters equal to the number of shares of common stock into, which the series A preferred stock is convertible.

In the event of any voluntary or involuntary liquidation, dissolution or winding up, the holders of the series A preferred stock are entitled to receive in cash out of our assets, before any amount shall be paid to the common stock or any class junior in rank to the series A preferred stock, an amount per share of series A preferred stock equal to $0.001 per share.

Series B Preferred Stock

30,000,000 shares of our preferred stock have been designated as series B preferred stock. As of March 31, 2007, we had outstanding 30,000,000 shares of series B preferred stock. Each share of series B preferred stock is convertible into 100 shares of our common stock.

The holders of the series B preferred stock are entitled to receive dividends if and as when declared by the board of directors. The holders of the series B preferred stock have voting rights on all matters submitted to holders of our common stock. Each holder of series B preferred stock is entitled to that number of votes on such matters equal to the number of shares of common stock into which its series B preferred stock is convertible

In the event of any voluntary or involuntary liquidation, dissolution or winding up, the holders of the series B preferred stock are entitled to receive in cash out of our assets, before any amount shall be paid on the Common stock or to any class junior in rank to the series B preferred stock, an amount per share of series B preferred stock equal to $0.0001 per share.

Convertible Notes

March 2007 Private Placement

On March 22, 2007, we entered into a Subscription Agreement with a single accredited investor pursuant to which they agreed to issue up to $3,000,000 of principal amount of convertible debenture and warrants to purchase 100,000,000 shares of our common stock. The debenture has a 5 year term and bear interest at twelve percent (12%). We are required to make “interest only” payments for the first six months following issuance. As of the date of this prospectus, the first 3 interest only payments have been made in cash. Beginning on the 7th month following issuance, we are required to make amortizing payments of principal plus interest in the amount equal to $224,375.41. If a registration statement is effective, this amount can be satisfied by conversion of the debenture. The debenture is convertible into our common stock pursuant to a “variable conversion price” equal to the lesser of (i) $0.075 and (ii) 75% of the lowest bid price for our common stock during the 20 trading day period prior to conversion; provided, however, upon an event of default (as defined) this conversion price will be reduced to the lesser of the then current conversion price and 50% of the lowest bid price for the 15 trading days prior to conversion. In no event shall the conversion price be less than $0.001 per share. In addition, upon an event of default (as defined) the holder can exercise its right to increase the face amount of the debenture by 10% for the first default and by 10% for each subsequent event of default. In addition, the holder may else to increase the face amount by 2.5% per month paid as liquidated damages The maximum amount that the face amount may be increased by holder for all defaults under the note and any other transaction document is 30%, The debenture is secured by a 1st lien on our assets, a guaranty by our subsidiary and a pledge of 4 million shares of Mr. Marmion’s series B preferred stock

Under the terms of this debenture and the related warrants, the debenture and the warrants are convertible/exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of the debenture or unexercised portions of the warrants) would not exceed 4.99% of our then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended

Subject to certain terms and conditions set forth therein, the debenture is redeemable by us at a rate of between 125% of the outstanding principal amount of the notes plus interest. In addition, so long as the average daily price of our common stock is below the “initial market price” (as defined) we may prepay a such monthly portion due on the outstanding notes and the investors agree that no conversions will take place during such month where this option is exercised by us.

The debenture was issued with warrants to purchase up to 100,000,000 shares of our common stock at an exercise price of $0.015 per share, subject to adjustment. To the extent that the shares of common stock underlying the warrant of not registered for resale, the warrant holder may designate a "cashless exercise option." This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be determined by a formula based on the total number of shares to which the warrant holder is entitled, the current market value of the common stock and the applicable exercise price of the warrant.

We agreed to register the secondary offering and resale of the shares issuable upon conversion of the debenture and the shares issuable upon exercise of the warrants by April 16, 2007.

We relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, for the offer and sale of the debenture and the warrants.

The following table sets forth the dollar amount of each payment that has been made or that we may be required to make in connection with the above described transaction to the selling stockholder, any affiliate of the selling stockholder or any person with whom the selling stockholder has a contractual relationship regarding the transaction. The debenture has a 5 year term but amortizes over a period of 24 months. Payments begin during the month of issuance and each payment is due on the last day of the month. We did not make any payments that were for liquidated damages, paid to finders or placement agents.

Date of Payment (1)	Amount of Payment (2)
April 2, 2007	$11,018.35 (3)
April 30, 2007	$28,126.36 (3)
May 31, 2007	$31,155.50(3)
June 2007-August 2007 (1)	$29,730.53 (3), (4)
September 2007-February 2009	$224,375.41 (3), (4), (5)-(23)
Default Payments	$900,000 (24)

(1)	All payments to be made on the last day of each month.
(2)
On any date where this prospectus is effective, this amount can be satisfied by conversion at a rate equal to the lesser of $0.075 and 75% of the lowest bid price for our common stock during the 20 trading day period prior to conversion but in no event shall the conversion price be less than $0.001 per share.

(3)	Interest only at rate of 12%, compounded daily.
(4)	Assumes 30 day month and that payment is received timely on last day of each month.
(5)	Each payment consists of (i) an interest component at 12% compounded daily and (ii) a principal redemption component which is 125% of the principal for each payment.
(6)	September 2007 payment: $29,730.53 interest; $194,644.88 redemption ($38,928.98 profit).
(7)	October 2007 payment: $28,187.36 interest; $196,188.05 redemption ($39,237.61 profit).
(8)	November 2007 payment: $26,631.95 interest; $197,743.46 redemption ($39,548.69 profit).
(9)	December 2007 payment: $25,064.21 interest; $199,311.20 redemption ($39,862.24 profit)
(10)	January 2008 payment: $23,484.05 interest; $200,891.36 redemption ($40,178.27 profit).
(11)	February 2008 payment: $21,891.35 interest; $202,484.06 redemption ($40,496.81 profit).
(12)	March 2008 payment: $20,286.03 interest; $204,089.38 redemption ($40,817.88 profit).
(13)	April 2008 payment: $18,667.98 interest; $205,707.43 redemption ($41,141.49 profit).
(14)	May 2008 payment: $17,037.10 interest; $207,338.31 redemption ($41,467.66 profit).
(15)	June 2008 payment: $15,393.29 interest; $208,982.11 redemption ($41,796.42 profit).
(16)	July 2009 payment: $13,736.45 interest; $210,638.95 redemption ($42,127.79 profit).
(17)	August 2009 payment: $12,066.48 interest; $212,308.93 redemption ($42,461.79 profit).
(18)	September 2009 payment: $10,383.26 interest; $213,992.14 redemption ($42,798.43 profit).
(19)	October 2008 payment: $8,686.70 interest; $215,688.70 redemption ($43,137.74 profit).
(20)	November 2008 payment: $6,976.69 interest; $217,398.71 redemption ($43,479.74 profit)
(21)	December 2008 payment: $5,253.13 interest; $219,122.28 redemption ($43,824.46 profit).
(22)	January 2009 payment: $3,515.89 interest; $220,859.51 redemption ($44,171.90 profit).
(23)	February 2009 payment: $1,764.90 interest; $222,610.52 redemption ($44,522.10 profit).
(24)
Holder may elect to increase the face amount of the debenture by 10% for each default or holder may elect to increase the face amount by 2.5% per month as liquidated damages. The maximum amount that the face amount may be increased for all defaults is 30%

Of the $3 million gross proceeds received in the March 2007 private placement, we paid $115,000 to the selling stockholder as a closing fee. In addition, we incurred $25,000 in legal expenses in connection with the offering. As such, our net proceeds from the March 2007 private placement were $2,860,000 at closing. The total possible cash payments to the selling stockholder during the first 12 months after issuance of the convertible debenture is approximately $1,357,140.

The table below shows the amount of proceeds received by us as compared to amounts which can be realized by the selling stockholder.

Gross Proceeds from March 2007 Offering	All Payments that have been made or may be required to be made by Issuer (1)	Net Proceeds to Issuer	Combined Total Possible Profit to be Realized by Selling Stockholder as a Result of Conversion Discounts
$3,000,000	$1,357,140 (2)	$1,642,860	$1,800,000 (3)

(1)	Does not include any amounts attributable to repayment of principal
(2)
Includes: (i) $467,140.53 in interest; (ii) $750,000 in profit on the redemption portion of any payments made; (iii) $115,000 in closing costs payable to the selling stockholder and (iv) $25,000 in legal costs.

(3)
Represents the profit on conversion of the $3,000,000 convertible note issued in the March 2007 private placement. The only other Marmion security held by the selling stockholder is a warrant issued in our March 2007 private placement which was issued with a premium to market price.

The total amount of all payments due under the note combined with the total possible profit as a result of the conversion discount represents approximately 182% of the net proceeds actually received by us, or 3.0% per month over the 5 year term of the note.

Warrants

The March 22, 2007 debenture was issued with Warrants to purchase up to 100,000,000 shares of our common stock at an exercise price of $0.015 per share until March 22, 2012. To the extent that the shares of common stock underlying the warrant of not registered for resale, the warrant holder may designate a "cashless exercise option." This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be determined by a formula based on the total number of shares to which the warrant holder is entitled, the current market value of the common stock and the applicable exercise price of the warrant.

Registration Rights

The holders of our convertible debenture and related warrants issued pursuant to the March 2007 Private Placement discussed above are entitled to have the shares of common stock underlying such securities registered by us under the terms of an agreement between us and the holders of the convertible debenture and related warrants. Under the terms of such agreement, we are required to file a registration statement covering the shares of common stock underlying such debenture and related warrants by April 16, 2007. Such registration statement was filed on April 11, 2007. If this registration statement has not been declared effective by July 16, 2007, then for each month (prorated for partial months) thereafter during which the registration statement is not declared effective, we begin incurring liquidated damages equal to 2% of the principal of the promissory notes issued for each 30 day period that this registration statement is not declared effective after July 16, 2007.

We are also required to maintain the effectiveness of the registration statement covering such shares of common stock until the earlier of:

•
the date as of which the holders of the convertible debenture and related warrants may sell all of the shares of common stock covered by such registration statement under Rule 144(k) of the Securities Act, and

•
the date on which the holders of the convertible debenture and related warrants have sold all of the shares of common stock issued or issuable upon conversion of the notes and exercise of the related warrants.

We will bear all registration expenses, other than underwriting discounts and commissions, with respect to the registration statement relating to the convertible debenture and the related warrants.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Registrar & Transfer Co. Their address is 342 East 900 South, Salt Lake City, UT 84111 and telephone number (801) 363-9065.

Legal Matters

Spectrum Law Group LLP has given us an opinion relating to the due issuance of the common stock being registered.

Interests of Named Experts and Counsel

Spectrum Law Group, LLP and certain affiliates of Spectrum Law Group, LLP may be issued shares of our common stock being offered by the prospectus.

Experts

Our financial statements for the year ended December 31, 2006 appearing in this prospectus and this registration statement have been audited by Sherb & Co., LLP, independent auditors, as set forth in their report thereon, which contains an explanatory paragraph with respect to the uncertainty surrounding our ability to continue as a going concern, appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing

Changes In Disagreements With Accountants on Accounting and Financial Disclosure

Effective July 16, 2005, we dismissed our independent auditor, Lopez, Blevins, Bork & Associates LLP ("Lopez, Blevins").

The report of Lopez, Blevins on the Registrant's consolidated financial statements as of and for the year ended December 31, 2004 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to audit scope or accounting principles. However, the report did contain a modification paragraph that raised substantial doubt about our ability to continue as a going concern.

The decision to change accountants was approved by the Registrant's Board of Directors.

During the two most recent fiscal years and any subsequent interim period through July 16, 2005 there were no disagreements between the Registrant and Lopez, Blevins on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Lopez, Blevins, would have caused Lopez, Blevins to make reference to the subject matter of the disagreements in connection with his reports on the financial statements for such periods.

On July 16, 2005, we engaged Sherb & Co., LLP (Sherb) as our independent accountant to report on our balance sheet as of December 31, 2005, and the related combined statements of income, stockholder's equity and cash flows for the years then ended. The decision to appoint Sherb was approved by our Board of Directors.

During the Registrant's two most recent fiscal years and any subsequent interim period prior to the engagement of Sherb, neither we nor anyone on our behalf consulted with Sherb regarding either (i) the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on our financial statements or (ii) any matter that was either the subject of a “disagreement" or a "reportable event," as those terms are defined in Regulation S-K, Items 304(a)(1)(iv) and 304(a)(1)(v).

We provided Lopez, Blevins with a copy of the Current Report before our filing with the Commission. We requested Lopez, Blevins to furnish us with a letter addressed to the Commission stating whether they agree with the statements made by us in that Report and, if not, stating the respects in which they do not agree. We filed the former auditor's letter as an exhibit to our Current Report on Form 8-K dated August 12, 2005.

Available Information

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the shares being offered in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. The omitted information may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at Judiciary Plaza, 100 F Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance where reference is made to the copy of the document filed as an exhibit to the registration statement, each such statement is qualified in all respects by such reference. For further information with respect to our company and the securities being offered in this offering, reference is hereby made to the registration statement, including the exhibits thereto and the financial statements, notes, and schedules filed as a part thereof.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheet	F-2

Consolidated Statements of Operation	F-3

Consolidated Statements of Stockholder’s Deficit	F-4

Consolidated Statements of Cash Flows	F-5

Note to Financial Statements	F-6

Unaudited Interim Consolidated Financial Statements:

Consolidated Balance Sheets as of March 31, 2007 (unaudited) and December 31, 2006	F-18

Consolidated Statements of Operations for the three months ended March 31, 2007 and 2006
(unaudited)	F-19

Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2006
(unaudited)	F-20

Note to Financial Statements (unaudited)	F-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Directors
Marmion Industries Corp.
Houston, Texas

We have audited the accompanying consolidated balance sheet of Marmion Industries Corp. as of December 31, 2006, and the related consolidated statements of operations, stockholder’s deficit and cash flows for each of the years then ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marmion Industries Corp. as of December 31, 2006, and the results of its operations and its cash flows for each of the years then ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations, including a net loss of approximately $7.0 million for the year ended December 31, 2006, and has a substantial working capital deficiency as of December 31, 2006. These factors raise substantial doubt the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sherb & Co., LLP
Certified Public Accountants
New York, New York
March 29, 2007

MARMION INDUSTRIES CORPORATION
CONSOLIDATED BALANCE SHEET

December 31,
2006
ASSETS

Current Assets:
Cash	$1,785
Accounts receivable, net of allowance for doubtful accounts of
$88,463	1,222,695
Costs and estimated earnings in excess of billings on uncompleted contracts	27,836
Inventory	169,888
Prepaid Expenses	2,905

Total Current Assets	1,425,109

Property and equipment, net of $126,998 accumulated depreciation	100,494

Total Assets	$1,525,603

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts Payable	$806,519
Accrued Expenses	56,525
Accrued Salaries - Officers	344,592
Advances-Stockholder	524,056
Current Maturities of Notes Payable	78,277
Factor Payable	137,162
Billings in excess of costs and estimated earnings on uncompleted contracts	198,552

Total Current Liabilities	2,145,683

Notes Payable, net of current maturities	33,654

Total Liabilities	2,179,337

COMMITMENTS AND CONTINGENCIES	-

STOCKHOLDER'S EQUITY (DEFICIT):
Preferred stock, $.001 par value, 500,000,000 authorized
Series A preferred stock, $.001 par value, 10,000,000 shares designated,
9,500,000 shares issued and outstanding	9,500
Series B preferred stock, $.001 par value, 30,000,000 shares designated,
30,000,000 shares issued and outstanding	30,000
Common stock, $.001 par value, 500,000,000 shares authorized,
42,609,990 shares issued and outstanding	42,610
Additional paid-in capital	12,332,788
Accumulated deficit	(13,068,632)

Total Stockholder's Equity (Deficit)	(653,734)

Total Liabilities and Stockholder's Equity (Deficit)	$1,525,603

See notes to consolidated financial statements.

MARMION INDUSTRIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

REVENUES	$4,613,282	$2,491,736

COSTS OF SALES	3,721,102	1,982,053

GROSS MARGIN	892,180	509,683

COSTS AND EXPENSES:
Salaries and employee benefits	551,626	382,920
General and administrative (included is equity based compensation of $893,236 and $1,985,043 respectively)	1,447,935	2,352,867
Depreciation and amortization	32,912	31,584

TOTAL COSTS AND EXPENSES	2,032,473	2,767,371

LOSS FROM OPERATIONS	(1,140,293)	(2,257,688)

OTHER INCOME (EXPENSE):
Interest expense (included is equity based interest expense of $5,805,805 and $0 respectively)	(5,815,610)	(18,799)
Other income	538	-

NET LOSS	$(6,955,365)	$(2,276,487)

Net loss per share:
Basic and diluted net loss per share	$(0.35)	$(1.22)

Weighted average shares outstanding:
Basic and diluted	19,979,947	1,864,016

See notes to consolidated financial statements.

MARMION INDUSTRIES CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDER' DEFICIT
YEARS ENDED DECEMBER 31, 2006 AND 2005

							Additional
	Preferred Stock		Preferred Stock				Paid-In	Accumulated
	Series A		Series B		Common Stock		Capital	Deficit	Total

	Shares	Amount	Shares	Amount	Shares	Amount

Balances, December 31, 2004	9,750,000	$9,750	-	$-	3,229	$3	$2,893,513	$(3,836,780)	$(933,514)

Common stock issued for services					2,120,574	2,121	1,435,259		1,437,380

Preferred stock issued for services			30,000,000	30,000			(24,000)		6,000

Options exercised					1,601,000	1,601	685,615		687,216

Intrinsic value of options issued to employees							547,663		547,663

Net loss								(2,276,487)	(2,276,487)

Balances, December 31, 2005	9,750,000	9,750	30,000,000	30,000	3,724,803	3,725	5,538,050	(6,113,267)	(531,742)

Common stock issued for services					7,185,187	7,185	886,051		893,236

Conversion of debt to equity					19,700,000	19,700	78,800		98,500

Conversion of Series A Preferred
Stock to common stock	(250,000)	(250)			10,000,000	10,000	(9,750)		-

Sale of common stock for cash					2,000,000	2,000	48,000		50,000

Beneficial conversion cost							5,791,637		5,791,637

Net loss								(6,955,365)	(6,955,365)

Balances, December 31, 2006	9,500,000	$9,500	30,000,000	$30,000	42,609,990	$42,610	$12,332,788	$(13,068,632)	$(653,734)

See notes to consolidated financial statements.

MARMION INDUSTRIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

OPERATING ACTIVITIES:
Net Loss	$(6,955,365)	$(2,276,487)
Adjustments to reconcile net loss to net cash
used in operating activities:
Loss on disposal of fixed assets	-	2,067
Depreciation and amortization	32,912	31,584
Common Stock issued for services	893,236	1,437,380
Cost of beneficial conversion feature on notes payable	5,791,637	-
Preferred Stock issued for services	-	6,000
Stock options	-	547,663
Changes in assets and liabilities:
Accounts receivable	(881,246)	4,580
Inventory	91,056	(139,033)
Prepaid expenses	18,575	(227,333)
Costs and estimated earnings in excess of billings	(27,836)	-
Accounts payable	519,266	(61,028)
Accrued expenses	2,870	8,418
Billings in excess of costs and estimated earnings	198,552	-

Net cash used in operating activities	(316,343)	(666,189)

INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	-	46,500
Purchase of property and equipment	(8,712)	(109,607)

Net cash used in investing activities	(8,712)	(63,107)

FINANCING ACTIVITIES:
Proceeds from exercise of common stock warrants	-	687,216
Proceeds from sale of common stock	50,000	-
Advances, stockholder (net)	322,412	24,342
Repayment of notes payable - related party	(153,000)	(202,326)
Net reduction in factor payable	(64,159)	205,853
Proceeds from notes payable	153,000	53,357
Repayments of notes payable	(4,187)	(41,964)

Net cash provided by financing activities	304,066	726,478

NET CHANGE IN CASH	(20,989)	(2,818)
CASH, beginning of period	22,774	25,592

CASH, end of period	$1,785	$22,774

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$6,795	$10,438

Income taxes paid	$-	$-

NON CASH FINANCING ACTIVITIES:

Conversion of Preferred Stock to Common Stock	$250	$-

Conversion of debt to equity	$98,500	$-

Common Stock issued for services	$893,236	$1,437,380

See notes to consolidated financial statements.

MARMION INDUSTRIES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 and 2005

Nature of our Business

Marmion Industries Corp., a Texas corporation d/b/a Marmion Air Service (“Marmion Air”) (“the Company”), was incorporated on June 8, 1995. Marmion Air Service commenced operations in 1998 in residential and commercial HVAC service. Marmion Air specializes in explosion-proof heating, ventilation, cooling pressurization and chemical filtration solutions for mission-critical applications. The Marmion Air customer base is centrally located in the state of Texas.

On May 20, 2004, Wilbert H. Marmion, the President and Chief Executive Officer of Marmion Industries Corporation (formerly International Trust & Financial Systems, Inc.) contributed all of his shares of common stock in Marmion Investments, Inc., a Texas corporation d/b/a Marmion Air Service, to Marmion Industries Corporation (formerly International Trust & Financial Systems, Inc.) as a contribution to Marmion Industries Corp.’s capital. The shares contributed to Marmion Industries Corporation (formerly International Trust & Financial Systems, Inc.) represent one hundred percent of the issued and outstanding shares in Marmion Investments, Inc.

For accounting purposes this transaction was treated as an acquisition of Marmion Industries Corporation (formerly International Trust & Financial Systems, Inc.) and a recapitalization of Marmion Investments, Inc. Marmion Investments, Inc. is the accounting acquirer and the results of its operations carry over. Accordingly, the operations of Marmion Industries Corporation (formerly International Trust & Financial Systems, Inc.) were not carried over and were adjusted to $0.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - Going Concern

Marmion Air has incurred losses totaling $13,068,632 through December 31, 2006 and has a working capital deficit of $720,574 at December 31, 2006. Because of these conditions, Marmion Air will require additional working capital to develop business operations. Marmion Air intends to raise additional working capital either through private placements, public offerings and/or bank financing.

There are no assurances that Marmion Air will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain additional financing through private placements, public offerings and/or bank financing necessary to support Marmion Air’s working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, Marmion Air will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Marmion Air. If adequate working capital is not available Marmion Air may not increase its operations.

These conditions raise substantial doubt about Marmion Air's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Marmion Air be unable to continue as a going concern.

Consolidation

The accompanying consolidated financial statements of Marmion Industries Corp (the "Company"), include the accounts of the Company and its wholly owned subsidiary, Marmion Investments Inc., which is an inactive company. All significant intercompany accounts and transactions are eliminated in consolidation.

Basis of Accounting

Marmion Air maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

Earnings are charged with a provision for doubtful accounts based on a current review of collectibility of accounts receivable. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. The allowance for doubtful accounts at December 31, 2006 and December 31, 2005 was $88,463 and $24,914, respectively. Management considers this allowance adequate to cover probable future losses due to uncollectible trade receivables.

Inventory

Finished goods are stated at the lower of cost or net realizable value using a first-in, first-out method of costing. At December 31, 2006, inventory totaling $169,888 consisted of $42,142 in finished goods and $127,746 in raw material.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives, which are generally three to seven years.

Long Lived Assets

The Company reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The Company has not identified any such impairment losses.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. These criteria are generally met at the time product is shipped or services are performed.

The Company from time to time may enter into a long term construction project, which such services may be performed over a few months. The Company records such revenues from long term contracts on a percentage of completion basis. At each report date an evaluation is made to determine if there is a loss contingency to record for such long term contracts. There were no such long term contracts outstanding as at December 31, 2005. At December 31, 2006, there were six long term contracts outstanding. The Company recorded $27,836 and $198,552 in costs and estimated earnings in excess of billings, and billings in excess of costs and estimated earnings, respectively, at December 31, 2006 in regard to these contracts. At December 31, 2006, there was $86,227 billed out but not paid by customers because of retainage provisions. For these long term construction projects, there is still $1.3 million to be billed out in subsequent periods as the work is completed.

We extend a one year parts warranty on all equipment manufactured and one year parts and labor warranty on all equipment manufactured and in service within one hundred miles of our facility. We recognized a warranty expense of $10,739 and $2,975 for the years 2006 and 2005. There is no warranty accrual at December 31, 2006. Any returns are accepted within 30 days of sale with a 35% restock fee.

Shipping and Handling Costs

Shipping and handling costs are normally FOB the Company’s factory, prepay and add. These costs are included in cost of goods sold.

Advertising Costs

The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising for the year ended December 31, 2006 and 2005 were $12,610 and $12,377, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist of accounts receivable, accounts payable, accrued liabilities, factor payable and notes payable. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements. Amounts due from related parties were not evaluated for their fair value, due to the nature of such debt.

Concentration of Credit Risk

Occasionally, the Company may have cash balances in its bank accounts that exceed $100,000, the federal insured limits. In addition, the Company maintains relationships with major customers and vendors as disclosed in note 9.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Loss per Share

Basic loss per share is computed by dividing net loss attributable to common stockholder by the weighted average number of common shares outstanding during the year. Diluted earnings per share would be calculated as the per share amount that would have resulted if dilutive potential stock had been converted to common stock, as prescribed by SFAS 128. The Company has not presented diluted per share amounts, as the dilution would reduce the loss per share. The common stock equivalents at December 31, 2006 and 2005 was zero and 585,000 respectively.

Reclassifications

Certain reclassifications have been made to the prior year financials to be in conformity to the current year presentations.

Statements of Cash Flows

For purposes of the statements of cash flows the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

Reverse Stock Split

On January 25, 2006, the Board of Directors of the Company authorized a reverse stock split of 1 share for every 100 shares outstanding. As a result all share and per share data have been adjusted retroactively to give effect to this 1 for 100 reverse stock split.

Stock Based Compensation

We previously accounted for stock-based compensation issued to our employees under Accounting Principles Board Opinion 25, (APB 25). Accordingly, no compensation costs for stock options issued to employees, measured as the excess, if any, of the fair value of our common stock at the date of grant over the exercise price of the options, was recorded. The pro forma net earnings per share amounts as if the fair value method had been used are presented below for the year ended December 30, 2005, in accordance with the Company’s adoption of SFAS 123(R).

Marmion Industries granted 2,703,000 options to purchase common stock to employees in the year ended December 31, 2005. All options vest immediately, have an exercise price of 85 percent of market value on the date of grant and expire 10 years from the date of grant. Marmion Industries recorded compensation expense of $547,663 under the intrinsic value method during the year ended December 31, 2005. Marmion Air did not grant options to purchase common stock to employees in the year ending December 31, 2006.

For purposes of the following disclosures during the transition period of the adoption of SFAS 123(R), the weighted average fair value of options has been estimated on the date of grant using the Black-Scholes options pricing model. The following table illustrates the effect on net loss and net loss per share if Marmion Air had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

December 31, 2005
Net loss available to common stockholder, as reported	$(2,276,487)
Add: stock based compensation determined under intrinsic value based method	547,663
Less: stock based compensation determined under fair value based method	(1,150,010)

Pro forma net loss	$(2,878,834)

Basic and diluted net income (loss) per share:
As reported	$(1.22)
Pro forma	$(1.54)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of $0, expected volatility of 308%, risk-free interest rate of 4.26%, and expected lives of 0.167 years.

Recent Accounting Pronouncements

In February 2006, the FASB issued FASB Statement No. 155, which is an amendment of FASB Statements No. 133 and 140. This Statement; a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strip and principal-only strip are not subject to the requirements of Statement 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

In March 2006, the FASB issued FASB Statement No. 156, which amends FASB Statement No. 140. This Statement establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Statement clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

In September 2006, the FASB issued FASB Statement No. 157. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practices. This Statement is effective for financial statements for fiscal years beginning after November 15, 2007. Earlier application is permitted provided that the reporting entity has not yet issued financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

NOTE 2 - PROPERTY AND EQUIPMENT

Components of property and equipment, at December 31, 2006 are as follows:

December 31,
2006
Vehicles	$149,989
Warehouse equipment	51,189
Computers	14,821
Furniture and fixtures	6,498
Software	4,995
227,492
Less: accumulated depreciation and amortization	(126,998)
$100,494

Depreciation and amortization expense totaled $32,912 and $31,584 in 2006 and 2005, respectively.

In 2005, Marmion Air received $46,500 in the disposition of a vehicle resulting in a loss of $2,067. The proceeds were used to pay off the remaining balance of the note for the vehicle.

NOTE 3 - FACTOR PAYABLE

In September 2006, the Company terminated its factoring arrangement for the financing of selected receivables and engaged a new factoring agreement.. The receivables factored are subject to a full recourse repurchase guarantee arrangement. The factoring fee can be up to 10% per receivable factored, but is usually less depending on the timeliness of the payments by the customers due to rebates of the factoring fee. As of December 31, 2006 and 2005 there were $137,162 and $257,316 of receivables factored with recourse. Both the receivables and the full factor payable are presented on the balance sheets.

NOTE 4 - RELATED PARTY TRANSACTIONS

ADVANCES - STOCKHOLDER

Marmion Air has received net advances from its Series A preferred stockholder of $322,412 during fiscal year 2006 to increase such advances outstanding to such stockholder to $524,056 as of December 31, 2006. The advances are unsecured and are due upon demand. Interest is being accrued at 6% per annum. Accrued interest as of December 31, 2006 for the stockholder advances is $29,605.

NOTES PAYABLE - RELATED PARTY

As of December 31, 2003, the sister in-law of the stockholder advanced $245,000 to Marmion Air. The same related party then advanced $15,000 per week though May 12, 2004 bringing the total cash advanced to $500,000. Starting May 20, 2004 Marmion Air began re-paying the loan at a rate of $25,000 per week. The repayment terms were orally agreed to. Interest for the loan is being accrued at the rate of 6% per year. As of December 31, 2005, the principle balance due was $153,000 and accrued interest totaled $34,293. During fiscal 2006, the balance of the note and accrued interest was sold to unrelated third parties (see note 6, Convertible Debt). As of December 31, 2006, the outstanding balance due to the related party was $-0-.

OFFICERS

The CEO and Treasurer, sole officers of the Company, are married to each other.

NOTE 5 - NOTES PAYABLE

Marmion Air entered into two financing agreements to purchase automobiles in 2005 totaling $31,064 and $22,293 with interest rates of 9.2% and 16.4%, respectively. Monthly payments on the vehicles are $648 and $551, respectively. The notes are secured by the vehicles. The financing agreements are for a period of 60 months and expire in fiscal year 2010.

Future maturities of these notes are as follows:

Year Ending December 31,

2007	$9,609
2008	10,847
2009	12,260
2010	10,547
43,263
Less: current portion	(9,609)
$33,654

NOTE 6 - CONVERTIBLE DEBT

During fiscal year 2006, the note payable to related party (see note 4) in the amount of $153,000 and accrued interest totaling $37,218 was sold to unrelated third parties. The Company reconfirmed the note and issued guarantees for the payments of the new notes and related interest. The Company did not receive any new monies as a result of these transactions. The notes and accrued interest are convertible at will by the holders into common stock at the rate of $.005 per share The four resulting notes payable are as follows:

(1)	$24,263 of the related party note plus accrued interest approximating $5,802.
As of December 31, 2006, all of the debt and accrued interest totaling $5,737 had been converted to 6,000,000 shares.

(2)	$52,569 of the related party note plus accrued interest approximating $12,828.
As of December 31, 2006, all of the principal and accrued interest totaling $8,431 had been converted to 12,200,000 shares.

(3)	$20,219 of the related party note plus accrued interest approximating $4,935.
As of December 31, 2006 none of the debt or accrued interest had been converted.

(4)	$55,949 of the related party note plus accrued interest approximating $13,653.
As of December 31, 2006, $7,500 of the principal had been converted to 1,500,000 shares.

As of December 31, 2006, the total unpaid principal and accrued interest relating to these notes was $68,668 and $26,920, respectively.

The Company recorded charges totaling $5,791,637 as a form of compensation expense for these convertible debt securities due on demand, based on the conversion of such debt into shares of common stock. The expense recorded relates to the intrinsic value of the conversion price of $.005 per share as compared to the market price of the shares at time of issue.

The accounting for these convertible debt securities with beneficial conversion features was provided for under the interpretative guidance of EITF 98-5, EITF 00-27 and SFAS No. 133 as the effective dilution to the common shareholders as of December 31, 2006, including the pro-forma effects providing for second re-issuance of debt to have been fully converted, would be to have issued 99% of the outstanding shares of common stock to these debt holders for the conversion of $160,000 in debt, at the option of the holder of such debt.

NOTE 7 - INCOME TAXES

The Company follows Statement of Financial Accounting Standards Number 109 (SFAS 109), “Accounting for Income Taxes.” Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision for Federal income tax consists of the following:

	December 31,	December 31,
	2006	2005
Federal income tax attributable to:
Current Operations	$(2,430,000)	$(800,000)
Permanent Timing Differences	2,126,000	380,000
Less, Change in valuation allowance	304,000	420,000
Net amount	$-	$ -__

The cumulative tax effect at the expected rate of 35% of significant items comprising our net deferred tax amount is as follows:

December 31,
2006
Deferred tax asset attributable to:
Net operating loss carryover	$1,273,000
Plus, Change in valuation allowance	304,000
Net deferred tax asset	$1,578,000

At December 31, 2006, we had an unused net operating loss carryover approximating $4,520,000 that is available to offset future taxable income; it expires beginning in 2023 through 2027. In accordance with Section 382 of the Internal Revenue Code of 1986, as amended, a change in equity ownership of greater than 50% of the Company within a three year period can result in an annual limitation on the Company’s ability to utilize its NOL carryforwards that were created during tax periods prior to the change in ownership.

The valuation of the deferred tax asset increased by approximately $304,000 for 2006.

NOTE 8 - COMMITMENTS

Office Lease

Marmion Air leases office and warehouse facilities at the same location under three operating leases all commencing June 1, 2006 and expiring May 31, 2007. Combined rent expense is $4,075 per month. Rent expense was $45,472 and $35,825 for 2006 and 2005, respectively.

Officers Salaries

Accrued Salaries - Officers consists of salaries to two officers under oral agreements. The officers’ salaries are $120,000 and $72,000 per year.

NOTE 9 - MAJOR CUSTOMERS AND VENDORS

Major customers during the year ended December 31, 2006 and 2005 as shown as a percent of total revenue were:

	2006	2005
Customer A	24%	34%
Customer B	1%	26%
Customer C	7%	13%
Customer D	34%	0%
Customer E	11%	0%

In 2006 Marmion Air purchased 24% of its goods from one vendor. In 2005 Marmion Air purchased just over 50% of their goods from one vendor.

NOTE 10 - EQUITY

In November 2004 Marmion Industries approved a change to their articles of incorporation bringing the number of authorized shares of common stock to 3,000,000,000 and authorized shares of preferred stock to 500,000,000. In January 2006, such articles were amended to reduce the authorized shares of common stock to 50,000,000, and in September 2006 the articles were again amended to increase the authorized shares of common stock to 500,000,000.

The terms of the Series A and B Preferred shares are as follows:

The 9,500,000 Series A Preferred Shares outstanding have preferences which include a liquidation right of $.001 per share or $9,500, and conversion rights into 40 shares of common stock for each share of preferred stock.

The 30,000,000 Series B Preferred Shares outstanding have preferences which include a liquidation right of $.0001 per share or $3,000, and conversion rights into 100 shares of common stock for each share of preferred stock.

Prior to August 2006 the conversion rights of both the Series A and B Preferred shares had an adjustment clause, which essentially provided for an adjustment to be the equivalent of an offset to any stock split, stock dividend or recapitalization to increase or decrease such conversion factor to ensure a majority voting control in the Company. In August 2006 we filed a certificate of amendment to our certificate of designation for both Series A and B Preferred shares deleting the adjustment of conversion rate upon subdivision or combination of the common stock. In addition, the holders of the Preferred shares waived all prior adjustments to the conversion rate for previous subdivisions and combinations of our common stock.

On September 5, 2006, the Series A Preferred shareholder elected to convert 250,000 shares of Series A Preferred shares to 10,000,000 shares of common stock.

In November 2004, Marmion Industries declared a reverse stock split effected in the form of 1 common share for each 500 issued and outstanding common shares of Marmion Industries common stock. In March 2005, Marmion Industries declared a reverse stock split effected in the form of 1 common share for each 1,000 issued and outstanding common shares of Marmion Industries common stock. In January 2006, the Board of Directors authorized a reverse stock split of 1 share for every 100 shares outstanding. All share and per share data have been adjusted retroactively to give effect to these stock splits.

During the twelve months ended December 31, 2005, the Company issued 2,120,574 shares of common stock to various consultants. Expense of $1,437,380 was recorded related to these shares, which was the market value of such shares issued at prices varying from $0.22 to $160.

The Company recorded $547,663 of expense due to the issuance of 2,703,000 stock options to employees in fiscal 2005. These options were issued at 85% of the then market price, and were exercised within a short period of time. The recorded expense was to be representative of the below market exercise price and a value was placed on the related party event of a large amount of options issued to employees which potentially could have affected ownership control.

During the twelve months ended December 31, 2005, employees exercised options to acquire 1,601,000 shares of common stock. The Company received proceeds totaling $687,216 upon exercise of these options.

During the twelve months ended December 31, 2006, the Company issued 7,185,187 shares of common stock to various consultants. Expense of $893,236 was recorded related to these shares, which was the market value of such shares at prices varying from $0.026 to $0.25.

During the twelve months ended December 31, 2006, the Company issued 19,700,000 shares of common stock to convert debt totaling $98,500 to equity.

During the twelve months ended December 31, 2006, the Company sold 2,000,000 shares of common stock for cash proceeds totaling $50,000.

As of December 31, 2006 Mr. Marmion controls in excess of 90% of the votes available based on his stock ownership. The Series A and Series B Preferred Stock are currently convertible into more common stock than we have authorized and as such his ownership is determined on a basis of conversion into all common stock currently authorized. We do not consider his ownership of the Series A and Series B Preferred Stock to include derivative liability instruments due to the related party nature of his holdings and he already owns a controlling ownership in the Company.

The following table summarizes stock option activity:

			Weighted Average
	Stock Options		Exercise Price
	Outstanding	Exercisable	Outstanding	Exercisable
Granted 2005	2,703,000	2,703,000	$0.39	$0.39
Cancelled or Expired 2005	(517,000)	(517,000)	(0.24)	(0.24)
Exercised 2005	(1,601,000)	(1,601,000)	(0.43)	(0.43)
Outstanding, December 31, 2005	585,000	585,000	0.44	0.44
Cancelled 2006	(585,000)	(585,000)	(0.44)	(0.44)
Outstanding, December 31, 2006	-0-	-0-	$-0-	$-0-

The options and stock issued for services in 2005 were issued pursuant to an employee stock incentive plan and a non-employee directors and consultants retainer stock plan both adopted in January 2005. The weighted average fair value of options granted for the years ended December 31, 2006 and 2005 are $0 and $0.43, respectively.

In January 2006 these 585,000 options were cancelled.

NOTE 11 - SUBSEQUENT EVENTS

In January 2007 through March 2007, the Company issued 600,000 shares of common stock to consultants. Expense of $8,400 was recorded related to these shares.

In January 2007 through March 2007, the Company issued 14,500,000 shares of common stock to convert debt totaling $72,500 to equity.

In January 2007, the Series A preferred stockholder advanced another $60,000 to the Company.

On March 22, 2007, we entered into a Subscription Agreement with certain accredited investors pursuant to which they agreed to issue up to $3,000,000 of principal amount of convertible promissory notes and warrants to purchase 100,000,000 shares of our common stock (the “Purchase Agreement”). The convertible notes have a 5 year term and bear interest at twelve percent (12%). Beginning on the 7th month following issuance, we are required to make amortizing payments of principal plus interest in the amount equal to $224,375.41. If a registration statement is effective, this amount can be satisfied by conversion of the debenture. The notes are convertible into our common stock pursuant to a “variable conversion price” equal to the lesser of $0.075 and 75% of the lowest bid price for our common stock during the 20 trading day period prior to conversion. Provided, however, upon an event of default this conversion price will be reduced to the lesser of the then current conversion price and 50% of the lowest bid price for the 15 trading days prior to conversion. In no event shall the conversion price be less than $0.001 per share. In addition, upon an event of default, the holder can exercise its right to increase the face amount of the Debenture by 10% for the first default and by 10% for each subsequent event of default. In addition, the Holder may else to increase the face amount by 2.5% per month paid as liquidated damages The maximum amount that the face amount may be increased by holder for all defaults under the note and any other transaction document is 30%,. The debenture is secured by a 1st lien, a guaranty by our subsidiary and a pledge of 4 million shares of Mr. Marmion’s series B preferred stock

Under the terms of these notes and the related warrants, the notes and the warrants are convertible/exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of the note or unexercised portions of the warrants) would not exceed 4.99% of our then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended

Subject to certain terms and conditions set forth therein, the notes are redeemable by us at a rate of between 125% of the outstanding principal amount of the notes plus interest. In addition, so long as the average daily price of our common stock is below the “initial market price”, we may prepay a such monthly portion due on the outstanding notes and the investors agree that no conversions will take place during such month where this option is exercised by us.

The notes were issued with warrants to purchase up to 100,000,000 shares of our common stock at an exercise price of $0.015 per share, subject to adjustment. To the extent that the shares of common stock underlying the warrant of not registered for resale, the warrant holder may designate a "cashless exercise option." This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be determined by a formula based on the total number of shares to which the warrant holder is entitled, the current market value of the common stock and the applicable exercise price of the warrant.

We agreed to register the secondary offering and resale of the shares issuable upon conversion of the notes, the shares issuable upon exercise of the warrants by April 16, 2007.

We relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, for the offer and sale of the notes and the warrants.

MARMION INDUSTRIES CORPORATION
CONSOLIDATED BALANCE SHEET

March 31,
2007
(unaudited)
Current Assets:
Cash	$415,469
Accounts receivable, net of allowance for doubtful accounts of $85,194	917,184
Costs and estimated earnings in excess of billings on uncompleted contracts	77,648
Inventory	268,886
Employee advances	250

Total Current Assets	1,679,437
Property and equipment, net of $134,860 accumulated depreciation	95,067
Deferred financing costs	140,000

Total Assets	$1,914,504

LIABILITIES AND STOCKHOLER'S EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts Payable	$701,653
Accrued Expenses	87,892
Accrued Salaries - Officers	344,592
Advances - Stockholder	584,056
Current Maturities of Notes Payable	10,853
Convertible Note Payable	455,933
Factor Payable	32,863
Billings in excess of costs and estimated earnings on uncompleted contracts	6,292

Total Current Liabilities	2,224,134
Notes Payable, net of current maturities	31,065

Total Liabilities	2,255,199

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY (DEFICIT):
Series A preferred stock, $.001 par value, 10, 00,000,000 shares designated
9,500,000 shares issued and outstanding	9,500
Series B preferred stock, $.001 par value, 30,000,000 shares designated
30,000,000 shares issued and outstanding	30,000
Common stock, $.001 par value, 500,000,000,000 shares authorized,
57,709,990 shares issued and outstanding	57,710
Additional paid-in capital	13,148,588
Accumulated deficit	(13,586,493)

Total Stockholder's Equity (Deficit)	(340,695)

Total Liabilities and Stockholder's Equity (Deficit)	$1,914,504

See notes to consolidated financial statements.

MARMION INDUSTRIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,
	2007	2006
	(unaudited)	(unaudited)
REVENUES	$1,627,935	$438,937

COSTS OF SALES	1,371,465	283,416

GROSS MARGIN	256,470	155,521

COSTS AND EXPENSES:
Salaries and employee benefits	122,247	160,414
General and administrative	171,504	918,605
Depreciation and amortization	7,863	5,519

TOTAL COSTS AND EXPENSE	301,614	1,084,538

LOSS FROM OPERATIONS	(45,144)	(929,017)

OTHER INCOME:
Interest Expense	(472,717)	(4,078)
Other Income	--	135

NET LOSS	$(517,861)	$(932,960)

Net loss per share:
Basic and diluted net loss per share	$(0.01)	$(0.17)

Weighted average shares outstanding:
Basic and diluted	50,704,434	5,487,303

See notes to consolidated financial statements.

MARMION INDUSTRIES CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Month Ended
	March 31,
	2007	2006
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net Loss	$(517,861)	$(932,960)
Adjustments to reconcile net loss to net cash
used in operating activities:
Deprecation and amortization	7,863	5,519
Common Stock issued for services	8,400	289,600
Common Stock issued for equity based compensation	--	496,415
Beneficial conversion feature	455,933
Changes in assets and liabilities:
Accounts Receivable	305,511	115,656
Inventory	(98,998)	95,272
Other Assets	2,655	6,788
Costs and estimated earnings in excess of billings
in excess of billings	(49,812)	--
Accounts Payable	(104,866)	(64,060)
Accrued Expenses	36,149	42,659
Billings in excess of costs and
Estimated earnings	(192,260)	--

Net cash provided by (used in) operating activities	(147,286)	54,889

INVESTING ACTIVITIES:
Purchase of property and equipment	(2,436)	(7,413)

Net cash used in investing activities	(2,436)	(7,413)

FINANCING ACTIVITIES:
Advances, shareholder (net)	60,000	94,343
Net change in factor payable	(104,299)	(94,833)
Net proceeds from convertible note payable	610,000	--
Repayments of notes payable	(2,295)	(6,887)

Net cash provided by (used in) financing activities	563,406	(7,377)

NET CHANGE IN CASH	413,684	40,099
CASH, beginning of period	1,785	22,774

CASH, end of period	$415,469	$62,873

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$1,636	$4,078

Income taxes paid	$--	$--

Conversion of debt to equity	$72,500	$14,000
Issuance of warrants with debt	294,067	--

See notes to consolidated financial statements

MARMION INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited financial statements of Marmion Industries Corp., (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation (consisting of normal recurring accruals) have been included. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. For further information, refer to the financial statements and footnotes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered from recurring losses from operations, and has a negative working capital and shareholder deficiency as of December 31, 2006 and March 31, 2007. These factors raise substantial doubt as to the Company's ability to continue as a going concern. Management expects to incur additional losses in the foreseeable future and recognizes the need to raise debt or capital to achieve their business plans. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - RELATED PARTY TRANSACTIONS

ADVANCES - STOCKHOLDER

Marmion Air has received advances from its Series A preferred stockholder of $60,000 during the quarter ended March 31, 2007 to increase such advances outstanding to such stockholder to be $382,412 as of March 31, 2007. The advances are unsecured and are due upon demand. Interest on these new advances is being accrued at 6% per annum. Accrued interest as of March 31, 2007 for the stockholder advances is $35,251.

NOTE 3 - CONVERTIBLE DEBT

At December 31, 2006, Marmion Air was indebted for total unpaid principal and accrued interest relating to convertible notes amounting to $68,668 and $26,920, respectively.

As of March 31, 2007, $67,718 in principal and $4,782 in interest had been converted to 14,500,000 shares of common stock. As of March 31, 2007, the total unpaid principal and interest relating to these notes was $949 and $22,641, respectively.

NOTE 4 - COMMON STOCK

In January through March 2007, Marmion Air issued 600,000 shares of common stock to consultants. Expense of $8,400 was recorded related to these shares.

NOTE 5 - SUBSCRIPTION AGREEMENT

On March 22, 2007, we entered into a Subscription Agreement with certain accredited investors pursuant to which they agreed to issue up to $3,000,000 of principal amount of convertible promissory notes and warrants to purchase 100,000,000 shares of our common stock (the “Purchase Agreement”). The convertible notes have a 5 year term and bear interest at twelve percent (12%). Beginning on the 7th month following issuance, we are required to make amortizing payments of principal plus interest in the amount equal to $224,375.41. If a registration statement is effective, this amount can be satisfied by conversion of the debenture. The notes are convertible into our common stock pursuant to a “variable conversion price” equal to the lesser of $0.075 and 75% of the lowest bid price for our common stock during the 20 trading day period prior to conversion. Provided, however, upon an event of default this conversion price will be reduced to the lesser of the then current conversion price and 50% of the lowest bid price for the 15 trading days prior to conversion. In no event shall the conversion price be less than $0.001 per share. In addition, upon an event of default, the holder can exercise its right to increase the face amount of the Debenture by 10% for the first default and by 10% for each subsequent event of default. In addition, the Holder may elect to increase the face amount by 2.5% per month paid as liquidated damages The maximum amount that the face amount may be increased by holder for all defaults under the note and any other transaction document is 30%. The debenture is secured by a 1st lien, a guaranty by our subsidiary and a pledge of 4 million shares of Mr. Marmion’s series B preferred stock

Under the terms of these notes and the related warrants, the notes and the warrants are convertible/exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of the note or unexercised portions of the warrants) would not exceed 4.99% of our then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

Subject to certain terms and conditions set forth therein, the notes are redeemable by us at a rate of 125% of the outstanding principal amount of the notes plus interest. In addition, so long as the average daily price of our common stock is below the “initial market price”, we may prepay such monthly portion due on the outstanding notes and the investors agree that no conversions will take place during such month where this option is exercised by us.

The notes were issued with warrants to purchase up to 100,000,000 shares of our common stock at an exercise price of $0.015 per share, subject to adjustment. To the extent that the shares of common stock underlying the warrant of not registered for resale, the warrant holder may designate a "cashless exercise option." This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be determined by a formula based on the total number of shares to which the warrant holder is entitled, the current market value of the common stock and the applicable exercise price of the warrant.

The Company recorded $140,000 deferred financing costs attributed to this transaction as of March 31, 2007, to be amortized as such debts are converted to equity or over the maturity term of such debt, whichever method is more representative of the term of such debt. In addition the Company recorded a beneficial conversion feature value of $455,933 for the below market conversion rights of such debt and another $294,067 for debt discount attributed the warrants issued. The $455,933 of beneficial conversion rights were expensed, currently, as such debt is convertible at the option of the holder at any time.

We agreed to register the secondary offering and resale of the shares issuable upon conversion of the notes, the shares issuable upon exercise of the warrants by April 16, 2007. Such registration statement was filed on April 11, 2007.

We relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, for the offer and sale of the notes and the warrants.

NOTE 6 - SUBSEQUENT EVENTS

In April 2007, convertible debt principal of $949 and accrued interest of $13,051 was converted into 14,000 shares of common stock.

In April 2007, we received the balance of the $3 million financing mentioned above in the amount of $2,250,000 before costs of such debt raise.

Until August 26, 2007, 25 days after commencement of the offering, all dealers that buy, sell or trade shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

____________________________________

MARMION INDUSTRIES CORP.

15,900,000 Shares

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PROSPECTUS
______________________

July 11, 2007

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